UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 26, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Financial Statements and Directors' Report for 2013, together with Auditors' Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Notes 2 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A.:

We have audited the financial statements of Promotora de Informaciones, S.A. (PRISA), which comprise the balance sheet at December 31, 2013 and the related income statement, statement of changes in equity, statement of cash flows and notes to the financial statements for the year then ended. The directors are responsible for the preparation of the Company's financial statements in accordance with the regulatory financial reporting framework applicable to the Company (identified in Note 2.a to the accompanying financial statements) and, in particular, with the accounting principles and rules contained therein. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying financial statements for 2013 present fairly, in all material respects, the equity and financial position of Promotora de Informaciones, S.A. at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with the regulatory financial reporting framework applicable to the Company and, in particular, with the accounting principles and rules contained therein.

The accompanying directors' report for 2013 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the directors' report is consistent with that contained in the financial statements for 2013. Our work as auditors was confined to checking the directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Fernando García Beato
March 19, 2014

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Individual Financial Statements and Directors' Report for 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Individual Financial Statements for 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
BALANCE SHEETS AT 31 DECEMBER 2013 AND 31 DECEMBER 2012
(in thousands of euros)

ASSETS	12/31/13	12/31/12
A) NON-CURRENT ASSETS	**4.375.601**	**5.054.452**
I. INTANGIBLE ASSETS (Note 5)	3.057	6.394
1. Computer software	3.044	5.947
2. Advances and intangible assets in progress	13	447
II. PROPERTY, PLANT AND EQUIPMENT (Note 6)	884	1.764
1. Buildings	-	225
2. Other fixtures and furniture	225	871
3. Other items of property, plant and equipment	659	668
III. NON-CURRENT INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES (Note 7.1)	3.961.503	4.544.611
1. Equity instruments	3.656.813	4.309.541
2. Loans to companies	304.690	235.070
IV. NON-CURRENT FINANCIAL ASSETS (Note 7.1)	13	7.823
1. Equity instruments	-	-
2. Other financial assets	13	7.823
V. DEFERRED TAX ASSETS (Note 8)	410.144	493.860
B) CURRENT ASSETS	**558.391**	**285.360**
I. TRADE AND OTHER RECEIVABLES	38.428	48.874
1. Trade receivables for services	5.876	981
2. Receivable from Group companies and associates	23.558	41.090
3. Employee receivables	89	(358)
4. Tax receivables (Note 8)	8.135	7.057
5. Other receivables	770	104
II. CURRENT INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES (Note 7.1)	320.920	217.902
1. Loans to companies	320.919	217.901
2. Other financial assets	1	1
III. CURRENT FINANCIAL INVESTMENTS (Note 7.1)	120.000	-
1. Other financial assets	120.000	-
IV. CURRENT PREPAYMENTS AND ACCRUED INCOME	3.822	4.343
IV. CASH AND CASH EQUIVALENTS	75.221	14.241
1. Cash	75.221	14.241
TOTAL ASSETS	**4.933.992**	**5.339.812**

EQUITY AND LIABILITIES	12/31/13	12/31/12
A) EQUITY (Note 7.4)	**209.864**	**780.016**
A-1) Shareholders' equity	209.864	780.016
I. SHARE CAPITAL	105.266	99.132
II. SHARE PREMIUM	781.815	803.973
III. OTHER EQUITY INSTRUMENTS	527.695	400.135
IV. RESERVES	(607.819)	163.296
1. Legal and bylaw reserves	17.220	17.220
2. Other reserves	60.754	146.076
3. Loss from previous years	(685.793)	-
V. TREASURY SHARES	(518)	(727)
VI. PROFIT (LOSS) FOR THE YEAR	(596.576)	(685.793)
B) NON-CURRENT LIABILITIES	**3.515.629**	**3.289.377**
I. LONG-TERM PROVISIONS (Note 10)	351.460	466.445
II. NON-CURRENT PAYABLES (Note 7.2)	3.105.271	2.755.004
1. Bank borrowings	3.103.442	2.707.661
2. Derivatives	1.829	30.477
3. Other financial liabilities	-	16.866
III. NON-CURRENT PAYABLES TO GROUP COMPANIES AND ASSOCIATES (Note 7.2)	58.898	67.119
IV. DEFERRED TAX LIABILITIES (Note 8)	-	809
C) CURRENT LIABILITIES	**1.208.499**	**1.270.419**
I. CURRENT PAYABLES (Note 7.2)	84.855	26.190
1. Bank borrowings	31.523	285
2. Derivatives	41.575	-
3. Other financial liabilities	11.757	25.905
II. CURRENT PAYABLES TO GROUP COMPANIES AND ASSOCIATES (Note 7.2)	1.088.961	1.182.321
III. TRADE AND OTHER PAYABLES	34.683	61.908
1. Payable to suppliers	99	11
2. Payable to suppliers - Group companies and associates	283	2.191
3. Sundry accounts payable	16.218	42.990
4. Remuneration payable	5.566	2.052
5. Tax payables (Note 8)	12.517	14.655
6. Current accruals and deferred income	-	9
TOTAL EQUITY AND LIABILITIES	**4.933.992**	**5.339.812**

The accompanying Notes 1 to 18 and Appendices I and II are an integral part of the balance sheet at 31 December 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
INCOME STATEMENTS FOR 2013 AND 2012
(in thousands of euros)

	2013	2012
A) CONTINUING OPERATIONS		
1. Revenue		
a) Services *(Note 14)*	27.768	37.991
b) Income from equity investments *(Note 14)*	76.417	177.080
c) Profit on disposal of equity instruments	2.596	
2. Other operating income	23	18
3. Staff costs		
a) Wages, salaries and similar expenses	(14.679)	(14.972)
b) Employee benefit costs *(Note 9)*	(1.500)	(1.695)
4. Other operating expenses		
a) Outside services	(17.048)	(39.254)
b) Taxes other than income tax	(105)	(136)
c) Impairment and other losses	(1.290)	
5. Depreciation and amortization charge *(Notes 5 and 6)*	(6.188)	(3.118)
PROFIT FROM OPERATIONS	**65.994**	**155.914**
6. Finance income		
a) From loans to Group companies and associates *(Note 14)*	9.500	9.832
b) Other finance income	372	424
7. Finance costs and similar expenses:		
a) On debts to Group companies *(Note 14)*	(11.034)	(8.044)
b) On debts to third parties and similar expenses	(145.375)	(130.396)
8. Change in fair value of financial instruments	2.234	556
9. Exchange differences	238	2
10. Impairment of financial instruments		
a) Impairment and other losses *(Notes 7.1 and 10)*	(542.697)	(746.142)
FINANCIAL LOSS	**(686.762)**	**(873.768)**
LOSS BEFORE TAX	**(620.768)**	**(717.854)**
11. Income tax *(Note 8)*	24.192	32.061
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	**(596.576)**	**(685.793)**
B) DISCONTINUED OPERATIONS	-	-
PROFIT/(LOSS) FOR THE YEAR	**(596.576)**	**(685.793)**

The accompanying Notes 1 to 18 and Appendices I and II are an integral part of the income statement for 2013

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Notes 2 and 18). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A.

STATEMENT OF COMPREHENSIVE INCOMES AND EXPENSES FOR 2013 AND 2012

(in thousands of euros)

	12/31/13	12/31/12
A) Profit/(Loss) per income statement	(596.576)	(685.793)
Income and expense recognized directly in equity		
B) Total income and expense recognized directly in equity		
Transfers to profit or loss		
C) Total transfers to profit or loss		
TOTAL RECOGNIZED INCOME AND EXPENSE	(596.576)	(685.793)

The accompanying Notes 1 to 18 and Appendix I and II are an integral part of the statement of comprehensive incomes and expenses for 2013

PROMOTORA DE INFORMACIONES, S.A.
TOTAL STATEMENT OF CHANGES IN EQUITY FOR 2013 AND 2012
(in thousands of euros)

(in thousands of euros)	Share capital	Share premium	Other Equity Instruments	Legal reserve	Statutory reserves	Revaluation reserves	Reserves for treasury shares	Reserves for retired capital	Reserves for merger	Voluntary reserves	Loss from previous years	Reserves for first-time application of the new Spanish national chart of accounts	Reserves	Treasury shares	Profit (Loss) for the year	Equity
Balance at December,31 2011	**84.786**	**437.879**	**(181)**	**5.335**	**11.885**	**13.939**	**2.505**	**1.495**		**740.434**		**6.873**	**782.466**	**(2.505)**	**(616.903)**	**685.542**
I. Total recognized income and expense															(685.793)	(688.847)
II. Transactions with shareholders or owners																
1. Capital Increases																
- *Share Capital*	14.346															14.346
- *Share Premium*		201.239														201.239
2. Conversion of financial liabiities into equity		164.855														164.855
3. Issuance of financial instruments			400.316													400.316
3. Distribution of 2011 profit																
- *Dividends*															-	-
- *Reserves*										(616.903)			(616.903)		616.903	-
4. Treasury share transactions																
- *Delivery of treasury shares*							(3.786)			3.786			-	3.786		3.786
- *Purchase of treasury shares*							2.515			(2.515)			-	(2.515)		(2.515)
- *Sales of treasury shares*							-						-			-
- *Provision for treasury shares*							(507)						(507)	507		-
III. Other changes in equity																
- *Other*										(1.760)			(1.760)			(1.760)
Balance at December,31 2012	**99.132**	**803.973**	**400.135**	**5.335**	**11.885**	**13.939**	**727**	**1.495**		**123.042**		**6.873**	**163.296**	**(727)**	**(685.793)**	**780.016**
I. Total recognized income and expense															(596.576)	(596.576)
II. Transactions with shareholders or owners																
1. Capital Increases																
- *Share Capital*	6.134															6.134
- *Share Premium*		54.353														54.353
2. Conversion of financial liabiities into equity		(76.511)														(76.511)
3. Issuance of equity instruments			127.566													127.560
4. Distribution of 2012 profit																
- *Resultados negativos ejercicios anteriores*											(685.793)		(685.793)		685.793	-
5. Treasury share transactions																
- *Delivery of treasury shares*							(1.619)			1.619			-	1.619		1.619
- *Purchase of treasury shares*							121			(121)			-	(121)		(121)
- *Sales of treasury shares*							-						-	-		-
- *Provision for treasury shares*							1.289						1.289	(1.289)		-
6. Merger Prisa Televisión, S.A.U (*Note 17*)									(85.639)				(85.639)			(85.639)
III. Other changes in equity																
- *Other*			(6)							(971)			(971)			(971)
Balance at December,31 2013 *(Note 7.4)*	**105.266**	**781.815**	**527.695**	**5.335**	**11.885**	**13.939**	**518**	**1.495**	**(85.639)**	**123.569**	**(685.793)**	**6.873**	**(607.818)**	**(518)**	**(596.576)**	**209.864**

The accompanying Notes 1 to 18 and Appendices I and II are an integral part of the total statement of changes in equity for 2013

PROMOTORA DE INFORMACIONES, S.A.
STATEMENTS OF CASH FLOWS FOR 2013 AND 2012
(in thousands of euros)

	2013	2012
A) CASH FLOWS FROM OPERATING ACTIVITIES		
1. Loss for the year before tax	**(620.768)**	**(717.854)**
2. Adjustments for	**640.725**	**731.867**
a) Depreciation and amortization charge (+)	6.188	3.118
b) Impairment of non-current financial assets (+/-)	542.697	746.142
Impairment losses recognised for financial assets	523.493	744.347
Period provisions for contingencies and charges	19.631	1.795
Provisions for contingencies and charges used	(427)	-
c) Finance income (-)	(12.549)	(10.826)
d) Finance costs (+)	156.613	138.453
e) Dividends received	(76.417)	(177.080)
f) Income tax	24.192	32.061
3. Changes in working capital	**(115.491)**	**(157.378)**
a) Trade and other receivables (+/-)	10.446	6.903
b) Current prepayments and accrued income	521	(2.633)
c) Current financial assets	(103.018)	(12.646)
d) Trade and other payables (+/-)	(106.347)	17.269
e) Change in deferred taxes (+/-)	82.907	(166.271)
4. Other cash flows from operating activities	**(137.671)**	**509.045**
a) Interest paid (-)	(61.779)	(90.754)
b) Dividends received (+)	76.384	177.080
c) Interest received (+)	10.418	7.258
d) Income tax recovered (paid) (+/-)	(89.214)	(9.499)
e) Other amounts received (paid) relating to operating activities (+/-)	(73.480)	90.961
5. Cash flows from operating activities (+/-1+/-2+/-3+/-4)	**(233.206)**	**365.681**
B) CASH FLOWS FROM INVESTING ACTIVITIES		
6. Payments due to investment (-)	(2.047)	(1.617)
7. Proceeds from disposal (+)	1.919	1.006
8. Cash flows from investing activities (7-6)	**(128)**	**(611)**
C) CASH FLOWS FROM FINANCING ACTIVITIES		
9. Proceeds and payments relating to equity instruments	1.533	151.291
10. Proceeds and payments relating to bank borrowings	226.620	(106.118)
11. Proceeds and payments relating to borrowings from Group companies	66.160	(59.755)
12. Dividends and returns on other equity instruments paid	-	(4.372)
13. Cash flows from financing activities (+/-9+/-10-11-12)	**294.313**	**(352.954)**
E) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (+/-A+/-B+/-C+/-D)	**60.980**	**12.116**
Cash and cash equivalents at beginning of year	14.241	2.125
Cash and cash equivalents at end of year	75.221	14.241

The accompanying Notes 1 to 18 and Appendix I and II are an integral part of the statement of cash flows for 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

NOTES TO THE SEPARATE FINANCIAL STATEMENTS FOR 2013

1.- COMPANY ACTIVITIES AND PERFORMANCE

a) Company activities

Promotora de Informaciones, S.A. ("Prisa" or "the Company") was incorporated on January 18, 1972, and has its registered office in Madrid, at Gran Vía, 32. Its business activities include, *inter alia*, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

In view of the business activity carried on by the Company, it does not have any environmental liabilities, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the financial statements.

In addition to the business activities carried on directly by it, the Company heads a group of subsidiaries, joint ventures and associates which engage in a variety of business activities and which compose the Group ("the Prisa Group" or "the Group"). Therefore, in addition to its own separate financial statements, Prisa is obliged to present consolidated financial statements for the Group.

The Group's consolidated financial statements for 2012 were approved by the shareholders at the Annual General Meeting held on June 22, 2013.

The consolidated financial statements for 2013 were authorized for issue by the Company's directors on March 18, 2014.

These financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates.

Shares of Prisa are admitted to trading on the continuous market of the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia), and since November 29, 2010, on the New York Stock Exchange.

b) Evolution of the Company

On July 31, 2013, the absorption of Prisa Televisión, S.A.U. by Promotora de Informaciones, S.A. was filed at the Madrid Trade Register. Promotora de Informaciones, S.A. was the sole shareholder of the former. This absorption was approved by the Board of Directors on February 27, 2013.

As a result of this merger, Prisa Televisión, S.A.U. was dissolved and absorbed by Promotora de Informaciones, S.A., which acquired all its assets en masse by universal succession based on its merger balance sheet closed as at December 31, 2012 (*see Note 17*) and was fully subrogated all the rights and obligations of the absorbed company without any reservations, exceptions or limits in accordance with the law. All of this took place in line with the merger agreement and pursuant to articles 30 and subsequent of Act 3/2009, of April 3, on Structural Changes at Trading Companies.

The merger has accounting effects as of January 1, 2013.

The Company has a detailed list with all the assets received in the merger and their acquisition date (*see Note 17*).

The Company decided to use the special tax regime envisaged for mergers, spin-offs, asset contributions and securities swaps regulated in Chapter VIII of Title VII of the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, as a result of the aforementioned absorption.

c) Evolution of the financial structure of the Company and the Prisa Group

In 2013, the Group continued with its financial restructuring.

In December 2013, the Group signed an agreement to roll over its financial debt, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile (*see Note 7.2*).

The liquidity profile improved as a result of an additional credit line of EUR 353 million signed with certain institutional investors and a significant reduction in interest payments in cash.

The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

2.- BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

a) Fair presentation

The accompanying financial statements for 2013, which were obtained from the Company's accounting records, are presented in accordance with Royal Decree 1514/2007, of November 16, approving the Spanish National Chart of Accounts and the modifications included in Spanish GAAP through Royal Decree 1159/2010 of September 17, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts

and other applicable Spanish legislation, present fairly the Company's equity and financial position at December 31, 2013 and of the results of its operations, the changes in its equity and the cash flows generated by the Company in the year then ended.

These financial statements, which were formally prepared by the Company's directors, will be submitted for approval by the shareholders at the Annual General Meeting and it is considered that they will be approved without any changes. The 2012 financial statements were approved by the shareholders at the Annual General Meeting held on June 22, 2013.

b) Comparison of information

In accordance with company legislation, each item of the balance sheet, income statement, statement of changes in net equity and cash flow statement for 2013 is shown with the figure for 2012 for comparison purposes. The notes to the financial statements also include quantitative information of the previous year, unless an accounting standard specifically establishes otherwise.

The aforementioned absorption must be taken into account when comparing the figures for 2013 and 2012 (*see Note 1b*).

c) Non-obligatory accounting principles

No non-obligatory accounting principles were applied. Also, all obligatory accounting principles were applied.

d) Key issues in the measurement and estimation of uncertainty

In the accompanying financial statements for 2013 estimates were occasionally made by executives of the Company in order to quantify certain assets, liabilities, income, expenses and obligations reported herein. These estimates relate basically to the following:

- The measurement of assets and goodwill implicit to determine the possible existence of impairment losses (*see Notes 5, 6 and 7*).
- The useful life of property, plant, and equipment, and intangible assets (*see Notes 4b and 4a*).
- The hypotheses used to calculate the fair value of financial instruments (*see Note 7*).
- The assessment of the likelihood and amount of undetermined or contingent liabilities (*see Notes 4i and 10*).
- The calculation of provisions (*see Note 10*).

Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates in the coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the future related income statements.

3.- DISTRIBUTION OF RESULT

The proposal for the distribution of the Company's result for 2013 is the following (in thousands of euros):

	Amount
Basis of appropriation	
Loss for the year	596,576
Distribution-	
At loss from previous years	596,576

4.- ACCOUNTING POLICIES

The principal accounting policies applied by the Company in the preparation of the accompanying 2013 financial statements were as follows:

a) Intangible assets

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Only assets whose cost can be estimated objectively and from which the Company considers it probable that future economic benefits will be generated are recognized. These assets are amortized over their years of useful life.

The *"Industrial property"* account includes the amounts paid for acquiring the right to use or register certain brands. These rights are amortized at a rate of 20% per year using the straight-line method.

The *"Audiovisual rights"* account includes the cost of several audiovisual and image rights which are marketable in the long term. These rights are amortized on the basis of the estimated income obtained therefrom over the term of the related contracts.

"Computer software" includes the amounts paid to develop specific computer programs or the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized using the straight-line method over a period ranging from four to six years, depending on the type of program or development, from the date on which it is brought into service.

b) Property, plant and equipment

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment losses.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Period upkeep and maintenance expenses are charged directly to the income statement for the year in which they are incurred.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

	Years of estimated useful life
Buildings and structures	50
Other fixtures and furniture	10
Other items of property, plant and equipment	4-10

c) Impairment losses

At each reporting date, or whenever it is considered necessary, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows to derive from the asset based on the most recent budgets approved by management.

If the recoverable amount is lower than the asset's carrying amount, the related impairment loss is recognized in the income statement for the difference.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement.

d) Financial instruments

As the head of the Group, the Company prepares consolidated financial statements. The 2013 consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRSs) as approved by European Commission Regulations. The main

aggregates of the PRISA Group's consolidated financial statements for 2013 prepared in accordance with IFRSs, are as follows.

	Thousands of euros
Total assets	6,703,932
Equity	1,569,326
Loss for the year	(648,705)

Financial assets-

Equity investments in Group companies, jointly controlled entities and associates

Equity investments in Group companies, jointly controlled entities and associates are measured at cost, net, where appropriate, of any accumulated impairment losses.

The amount of the adjustment for impairment is the difference between the carrying amount and recoverable amount, taken to be the higher of fair value less costs to sell and the present value of the estimated future cash flows from the investment. Unless the recoverable amount of the investment can be determined by its market value, it is based on the value of the equity of the investee, adjusted by the amount of the unrealized gains existing at the measurement date.

Of the impairment losses recognized at December 31, 2013, EUR 290,503 thousand was recognized under *"Provisions for third-party liability"* (*see Notes 4i and 10*).

Apart from Mediaset España Comunicación, S.A., which is listed on the Madrid Stock Exchange, the other companies in the portfolio are not listed. The average share price of Mediaset España Comunicación, S.A. was 8.660 euros in the fourth quarter and 8.389 euros at 2013 year-end.

Loans and receivables

These assets are recognized at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of receivables.

The Company recognizes the related impairment allowance for the difference between the recoverable amount of the receivables and their carrying amount.

Held-to-maturity investments

Investments that the Company has the positive intention and ability to hold to the date of maturity. They are carried at amortized cost.

Financial liabilities-

Loans and payables

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognized in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made in the accrual period.

Accounts payable are recognized initially at market value and are subsequently measured at amortized cost using the effective interest method.

The Company derecognizes financial liabilities when the obligations that generated them have been extinguished.

Compound financial instruments

Compound financial instruments are non-derivative instruments that have both a liability and an equity component.

The Group recognizes, measures and presents separately the liability and equity components created by a single financial instrument.

The Group distributes the value of its instruments in accordance with the following criteria which, barring error, will not be subsequently reviewed:

a. The liability component is recognized by measuring the fair value of a similar liability that does not have an associated equity component.
b. The equity component is measured at the difference between the initial amount and the amount assigned to the liability component.
c. The transaction costs are distributed in the same proportion.

Treasury shares-

Treasury shares are measured at acquisition cost with a debit balance under *"Equity."* Gains and losses on the acquisition, sale, issue, retirement or impairment of treasury shares are recognized directly in equity in the accompanying balance sheet.

e) Derivative financial instruments and hedge accounting-

The Company is exposed to interest rate risk since its bank borrowings and payables to Group companies bear interest at floating rates. In this regard, the Company arranges interest rate

hedges, basically through contracts providing for interest rate caps, when the market outlook makes it advisable to do so.

These cash flow hedging derivatives are measured at fair value at the arrangement date. The subsequent changes in the fair value of the effective portion of the hedge are recognized in *"Valuation adjustments"* and are not transferred to the income statement until the losses or gains on the hedged transactions are recognized therein or until the maturity date of transactions. The ineffective portion of the hedge is recognized directly in profit or loss.

Changes in the value of these financial instruments are recognized as finance costs or finance income for the year, since by their nature they do not qualify for hedge accounting.

For instruments settled at a variable amount of shares or in cash, the Company recognizes a derivative financial liability when measuring these financial instruments using the Black-Scholes model.

f) Foreign currency transactions

Foreign currency transactions are translated to the Company's functional currency (euros) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the income statement.

At the end of the reporting period, foreign currency on hand and the receivables and payables denominated in foreign currencies are translated to euros at the exchange rates then prevailing. Any gains or losses on such translation are recognized in the income statement.

g) Income tax

Income tax expense (tax income) represents the sum of the current tax expense (current tax income) and the deferred tax expense (deferred tax income).

The current income tax expense is the amount payable by the Company as a result of income tax settlements for a given year. Tax credits and other tax benefits, excluding tax withholdings and prepayments and tax loss carryforwards from prior years effectively offset in the current year, reduce the current income tax expense.

The deferred tax expense or income relates to the recognition and derecognition of deferred tax assets and liabilities.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at

the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from the carryforward of unused tax loss and generated and unused tax credits.

Deferred tax assets are recognized to the extent that it is considered probable that the Company will have sufficient taxable profits in the future against which those assets can be utilized and the deferred tax assets do not arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss).

The deferred tax assets recognized are reassessed at the end of each reporting period and the appropriate adjustments are made to the extent that there are doubts as to their future recoverability. Also, unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that they will be recovered through future taxable profits.

Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill or of other assets and liabilities in a transaction that is not a business combination and affects neither accounting profit (loss) nor taxable profit (tax loss) and except for those associated with investments in subsidiaries, associates and joint ventures in which the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred tax assets and liabilities arising from transactions charged or credited directly to equity are also recognized in equity.

The Company files consolidated tax returns as Parent of tax group number 2/91 as permitted by the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of March 5.

As Parent of the group, the Company recognizes the adjustments relating to the consolidated tax group.

h) Income and expenses

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

Interest incomes from financial assets are recognized using the effective interest method and dividend incomes are recognized when the shareholder's right to receive payment has been established.

i) Provisions and contingencies

The present obligations at the balance sheet date arising from past events which could give rise to a loss for the Company, which is uncertain as to its amount and timing are recognized as provisions in the balance sheet at the present value of the most probable amount that it is considered that the Company will have to pay to settle the obligation (*see Note 10*).

The "*Provision for taxes*" relates to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfillment of certain conditions.

The "*Provision for third-party liability*" relates to the estimated amount required to meet the Company's liability, as the majority shareholder, for the portion of the losses incurred at investees whose equity has become negative and which must be restored by their shareholders.

j) Current/non-current classification

Assets and liabilities maturing within twelve months from the balance sheet date are classified as current items and those maturing within more than twelve months are classified as non-current items.

k) Related party transactions

Related party transactions are a part of the Company's normal business activities (in terms of their purpose and terms and conditions). Sales to related parties are carried out on an arm's length basis.

The most significant transactions performed with related companies are of a financial nature.

In mergers, the assets of the acquired business are valued for the amount corresponding to them in the Group's consolidated annual accounts.

5.- INTANGIBLE ASSETS

The transactions performed in 2013 in the various intangible asset accounts and the related accumulated amortization are summarized as follows (in thousands of euros):

	Balance at 12/31/2012	Merger additions *(Note 17))*	Aditions	Disposals	Balance at 12/31/2013
Cost-					
Concessions, patents and other	60	4	-	(4)	60
Audiovisual rights	-	39,065	-	-	39,065
Computer software	22,554	-	2,013	(3,695)	20,872
Advances and intangible assets in progress	447	-	13	(447)	13
Total cost	**23,061**	**39,069**	**2,026**	**(4,146)**	**60,010**
Accumulated amortization					
Concessions, patents and other	(60)	(2)	-	2	(60)
Audiovisual rights	-	(37,893)	(1,172)	-	(39,065)
Computer software	(16,607)	-	(4,914)	3,693	(17,828)
Total accumulated amortization	**(16,667)**	**(37,895)**	**(6,086)**	**3,695**	**(56,953)**
Total intangible assets, net	**6,394**	**1,174**	**(4,060)**	**(451)**	**3,057**

The 2013 additions to *"Advances and intangible assets in progress"* and *"Computer software"* relate mainly to the various projects which the Company is implementing in the framework of the Group's Technology Plan. As these projects in progress are completed they are transferred to *"Computer software."*

At December 31, 2013, the Company's fully amortized intangible assets in use amounted to EUR 48,730 thousand (December 31, 2012: EUR 5,012 thousand)

There are no restrictions on title to or future purchase obligations for intangible assets.

2012

The transactions performed in 2012 in the various intangible asset accounts and the related accumulated amortization are summarized as follows (in thousands of euros):

	Balance at 12/31/2011	Additions	Balance at 12/31/2012
Cost-			
Concessions, patents and other	60	-	60
Computer software	21,110	1,044	22,554
Advances and intangible assets in progress	447	-	447
Total cost	**21,617**	**1,044**	**23,061**
Accumulated amortization			
Concessions, patents and other	(60)	-	(60)
Computer software	(13,785)	(2,822)	(16,607)
Total accumulated amortization	**(13,845)**	**(2,822)**	**(16,667)**
Total intangible assets, net	**7,772**	**(1,378)**	**6,394**

6.- PROPERTY, PLANT AND EQUIPMENT

The transactions performed in 2013 in the various property, plant and equipment accounts and the related accumulated depreciation are summarized as follows (in thousands of euros):

	Balance at 12/31/2012	Merger additions *(Note 17)*	Additions	Disposals	Balance at 12/31/2013
Cost-					
Buildings	310	-	-	(310)	-
Other fixtures and furniture	3,538	211	30	(3,342)	437
Other items of property, plant and equipment	1,072	-	-	(79)	993
Total cost	**4,920**	**211**	**30**	**(3,731)**	**1,430**
Accumulated depreciation					
Buildings	(85)	-	(5)	90	-
Other fixtures and furniture	(2,667)	(22)	(89)	2,556	(212)
Other items of property, plant and equipment	(404)	-	(9)	79	(334)
Total accumulated depreciation	**(3,156)**	**(22)**	**(103)**	**2,735**	**(546)**
Total property, plant and equipment, net	**1,764**	**189**	**(73)**	**(996)**	**884**

At December 31, 2013, the Company's fully depreciated property, plant and equipment in use amounted to EUR 318 thousand (December 31, 2012: EUR 1,787 thousand).

There are no restrictions on title to or future purchase obligations for property, plant and equipment.

The Company takes out insurance policies to adequately cover the replacement value of its assets.

2012

The transactions performed in 2012 in the various property, plant and equipment accounts and the related accumulated depreciation are summarized as follows (in thousands of euros):

	Balance at 12/31/2011	Additions	Disposals	Balance at 12/31/2012
Cost-				
Buildings	310	-	-	310
Other fixtures and furniture	4,158	139	(759)	3,538
Other items of property, plant and equipment	4,290	-	(3,218)	1,072
Total cost	8,758	139	(3,977)	4,920
Accumulated depreciation				
Buildings	(78)	(7)	-	(85)
Other fixtures and furniture	(3,220)	(203)	756	(2,667)
Other items of property, plant and equipment	(3,536)	(86)	2,218	(404)
Total accumulated depreciation	(6,834)	(296)	3,974	(3,156)
Total property, plant and equipment, net	1,924	(157)	(3)	1,764

7. FINANCIAL INSTRUMENTS

7.1.- FINANCIAL ASSETS

The detail of "*Financial assets*" in the balance sheets at December 31, 2013 and 2012, based on the nature of the transactions, is as follows:

Classes / Categories	Thousands of euros							
	Non-current				Current			
	Equity instruments		Loans, derivatives and other		Loans, derivatives and other		Total	
	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12
Group companies and associates	3,656,813	4,309,541	304,690	235,070	320,919	217,901	4,282,422	4,762,513
Held-to-maturity investments	-	-	13	7,823	120,001	1	120,014	7,823
Total	3,656,813	4,309,541	304,703	242,893	440,920	217,902	4,402,436	4,770,336

Equity investments in Group companies and associates

The transactions performed in 2013, in this category of financial assets, are summarized as follows (in thousands of euros):

	Balance at 12/31/2012	Merger additions *(Note 17)*	Aditions	Transfers	Merger disposals *(Nota 17)*	Disposals	Balance at 12/31/2013
Cost							
Investments in Group companies	5,685,766	2,275,518	-	-	(3,662,935)	-	4,298,349
Investments in associates	4,637	617,878	507	(3,300)	-	(28,435)	591,287
Total cost	**5,690,403**	**2,893,396**	**507**	**(3,300)**	**(3,662,935)**	**(28,435)**	**4.889.636**
Impairment losses							
In Group companies	(1,376,225)	(212,187)	(526,653)	-	879,068	4,109	(1,231,888)
In associates	(4,637)	(26,591)	(1,442)	3,300	-	28,435	(935)
Total impairment losses	**(1,380,862)**	**(238,778)**	**(528,095)**	**3,300**	**879,068**	**32,544**	**(1,232,823)**
Group companies and associates	**4,309,541**	**2,654,618**	**(527,588)**	-	**(2,783,867)**	**4,109**	**3,656,813**

The main direct and indirect investments of Promotora de Informaciones, S.A. are listed in *Appendix I* and *Appendix II*, respectively.

As a result of the merger with Prisa Televisión, S.A.U. (*see Note 1b*), the following companies now form part of the absorbing company's balance sheet under "Equity instruments":

- DTS, Distribuidora de Televisión Digital, S.A., in accordance with accounting standards, the Company's directors have valued at its net carrying amount in the consolidated annual accounts at January 1, 2013, which amounted to EUR 2,027,362 thousand. Its net carrying amount in the individual financial statements of Prisa Televisión, S.A.U. before the merger amounted to EUR 650,701 thousand.

- Audiovisual Sport, S.L., a Group company with a net carrying amount of EUR 35,875 thousand.

- Promotora Audiovisual de Colombia PACSA, S.A., a Group company with a net carrying amount of EUR 94 thousand.

- Canal Club de Distribución de Ocio y Cultura, S.A., a Group company with a net carrying amount of EUR 2,138 thousand.

- Mediaset España Comunicación, S.A., in accordance with accounting standards, the Company's directors have valued at its net carrying amount in the consolidated annual accounts at January 1, 2013, which amounted to EUR 589,149 thousand. Its net carrying amount in the individual financial statements of Prisa Televisión, S.A.U. before the merger amounted to EUR 589,883 thousand.

- V-Me Media Inc., an associate with a net carrying amount of zero euros as a result of the full depreciation of the value of the stake.

Nevertheless, as a result of the merger, Prisa Televisión, S.A.U. has been derecognized, with a net carrying amount of EUR 2,784,867 thousand.

Among the impairment losses recognize under this heading, is collected mainly an impairment loss of EUR 514,371 thousand for DTS, Distribuidora de Televisión Digital, S.A., since according to the estimates and projections available to the management, future cash flows allocated to the investment of Prisa in DTS (56%) are not expected to allow to recover the net value of the investment registered at December 31, 2012.

According to five-year forecasts, management has based its value-in-use calculations for DTS's audiovisual business on the following:

Variations in the number of subscribers and ARPU (Average Revenue Per User) – The combination of these variables make up the bulk of revenues from DTS's business (75.1% of the total in 2013). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. It also considered the impact on the number of subscribers and on the cost of attracting them of the recent changes in the competitive environment due to aggressive commercialization made by certain operators as they are giving contents for free in combination with other services and the growing competition in purchasing content. It also envisages growth in other platforms thanks to the content distribution agreements signed with the main telecommunications operators.

In addition, in 2013, the audiovisual business's operating indicators continued to be affected by the difficult economic and consumer environment in Spain and the VAT increase in pay TV from 8% to 21%, which had a negative impact on subscriber numbers.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the increase in costs in the soccer model. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

The management assumes that the effects of this new competitive position will go beyond the short term.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition. Specially, a 5% decrease in ARPU in the next five years would generate an additional impairment of goodwill of approximately EUR 58,000 thousand. For a 5% decrease in subscriber numbers in the next five years, the additional impairment would total EUR 41,000 thousand. A 0.5% increase in the discount rate would lead to additional impairment of EUR 205,000 thousand.

2012

The transactions performed in 2012, in this category of financial assets, are summarized as follows (in thousands of euros):

	Balance at 12/31/2011	Additions	Disposals	Balance at 12/31/2012
Cost				
Investments in Group companies	5,685,762	4	-	5,685,766
Investments in associates	4,637	-	-	4,637
Total cost	**5,690,399**	**4**	**-**	**5,690,403**
Impairment losses				
In Group companies	(631,917)	(752,549)	8,241	(1,376,225)
In associates	(4,597)	(40)	-	(4,637)
Total impairment losses	**(636,514)**	**(752,589)**	**8,241**	**(1,380,862)**
Group companies and associates	**5,053,885**	**(752,585)**	**8,241**	**4,309,541**

The main direct and indirect investments of Promotora de Informaciones, S.A. are listed in *Appendix I* and *Appendix II*, respectively.

Among the impairment losses recognize under this heading, was collected mainly an impairment loss of EUR 751,068 thousand for Prisa Televisión, S.L., since according to the estimates and projections available to the Group's directors, future cash flows allocated to the investment of Prisa Televisión in DTS (56%) are not expected to allow to recover the net value of the investment registered at December 31, 2011.

According to five-year forecasts, management based its value-in-use calculations for Prisa Televisión's audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from Prisa TV's business (84.6% of the total in 2012). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. In addition, DTS signed content distribution agreements in 2012 with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms.

Based on the marketing of new pay channels (e.g. soccer, bullfighting), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa TV is projecting growth in its revenue.

Increase in programming costs – In its projections, management estimated the future consequences of commitments acquired with service and content providers, assuming where

applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it would take some time to absorb the initial increase in costs related to the change in the soccer model for the next seasons. Estimates operating costs reflected streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

In 2012, operating indicators for Prisa Televisión's audiovisual business were affected by a number of factors, mainly the change in the model for marketing soccer for the coming seasons. The new agreement entails high quality pay TV content at the expense of free-to-air broadcasts of soccer matches, which in the medium term should boost penetration of the pay TV service in Spain.

However, it would take some time to absorb the initial increase in costs related to the new soccer model. These incremental costs would be offset by a combination of the wholesale of soccer broadcasting rights to other pay TV operators and a gradual increase in the customer base.

Meanwhile, the economic downturn and waning consumption in Spain, coupled with the hike in the VAT for pay TV from 8% to 21%, hurt subscriber numbers, meaning it would take longer to reach the subscriber base targets implied in the profitability plan for the new soccer model.

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Company tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

The recoverable amount of each stake is the higher of value in use and the net selling price that would be obtained from the asset.

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently approved by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk. Therefore, in 2013 the range of rates for the most relevant impairment tests was from 8.0% to 10.0%.

Loans to Group companies and associates-

"Loans to Group companies and associates" includes mainly the loans granted to Group companies and associates, the detail being as follows:

Group Company	Type of Loan	Final Maturity	Balance at 12/31/2012	Additions	Transfers	Balance at 12/31/2013
Promotora de Emisoras de Televisión, S.A.	Participating	2016	29,052	-	-	29,052
Promotora de Emisoras, S.L.	Participating	2016	41,456	-	-	41,456
Prisa División Inmobiliaria, S.L.U.	Participating	2014	916	-	(916)	0
Promotora de Actividades América 2010, S.L.	Participating	2016	954	66	-	1,020
Promotora Audiovisual de Colombia, S.A.	Financial	2015	-	320	-	320
Prisaprint, S.L.	Participating	2016	156,648	54,599	-	211,247
Prisa Digital, S.L.	Participating	2023	6,044	15,551	-	21,595
Group companies, total			**235,070**	**70,536**	**(916)**	**304,690**

The participating loans earn floating interest which is dependent upon the borrower achieving a certain volume of billings and/or earnings. They also earn interest tied to Euribor plus a market spread.

Current investments in Group companies and associates-

The Company pools all the cash balances of the Prisa Group companies located in Spain through transfers from (to) the banks at which it has demand deposits. The balances in this connection earn and bear interest for the Company at rates tied to Euribor plus a spread. At December 31, 2013, this heading included EUR 278,099 thousand of balances and interest receivable from Group companies arising from the above-mentioned cash pooling.

This heading also includes, *inter alia*, the installments falling due within one year of the loans to Group companies and the accrued interest payable on these loans amounting to EUR 42,820 thousand.

7.2. FINANCIAL LIABILITIES

Loans and payables

Classes / Categories	Thousands of euros													
	Non-current						Short-term							
	Bank borrowings		Debt securities		Derivatives and other		Bank borrowings		Debt securities		Derivatives and other		Total	
	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12	12/31/13	12/31/12
Loans and payables	3,103,442	2,707,661	-	16,866	58,898	93,504	31,523	285	4,361	18,508	1,137,932	1,095,557	4,336,156	4,026,542
Liabilities at fair value through profit or loss	-	-	-	-	1,829	4,092	-	-	-	-	-	-	1,829	4,092
Total	3,103,442	2,707,661	-	16,866	60,727	97,596	31,523	285	4,361	18,508	1,137,932	1,095,557	4,337,985	4,030,634

Bank borrowings

At December 31, 2013, the Company's bank borrowings were as follows (in thousands of euros):

	Maturity Date	Limit	Draw down amount maturing at short term	Draw down amount maturing at long term
Syndicated loan Tranche 1	2015	353,261	-	353,261
Syndicated loan Tranche 2	2018	646,739	-	646,739
Syndicated loan Tranche 3	2019	2,277,993	-	2,277,993
Credit facilities	-	-	-	-
Leasing, interest and other	-	-	31,523	6,773
Loan arrangement costs	2019	-	-	(181,324)
Total		3,277,993	31,523	3,103,442

Bank borrowings are adjusted in the balance sheet by the loan origination and arrangement costs.

To determine the fair value of the financial debt, and in accordance with accounting standards we used the Euribor curve and the discount factor supplied by the bank and the actual credit risk arising from a report provided by an independent expert regarding the transactions made in the secondary debt market once the refinancing process is completed (level 2 variables, estimates based on other observable market methods). Therefore, the fair value of Prisa's financial debt amounts to EUR 2,294,852 thousand at December 31, 2013.

The methodology followed to calculate the debt has used the secondary market value of Prisa's refinanced debt (composed of the three tranches). This way, the Group's debt is valued at a 26.80 discount over the real principal payment obligation to the creditor entities.

Syndicated loan (Tranche 1)-

In December 2013, in the context of the financial debt rollover, Prisa signed a syndicated financing agreement with a group of 16 financial investors amounting to a maximum of EUR 353,261 thousand which has been fully drawn down. This loan has a two-year maturity, with the option of a one-year extension in certain cases. This syndicated loan is tied to Euribor plus a spread negotiated with the lenders and has a fixed capitalizable cost (PIK).

The lenders have agreed that Tranche 1 will have a super senior range compared with the other refinanced debt, as explained in the next section.

Syndicated loan (Tranches 2 and 3)-

In December 2013, in the context of the financial debt rollover, Prisa agreed a novation of its syndicated loan, bridge loan and credit policies amounting to EUR 2,924,732 thousand. The debt novation is structured into two tranches with the following characteristics:

- EUR 646,739 thousand (Tranche 2) with a long-term maturity (5 years) and the cost tied to Euribor plus a spread negotiated with the lenders; and

- EUR 2,277,993 thousand (Tranche 3) with a long-term maturity (6 years) and the cost is a spread negotiated with the lenders plus a capitalizable fixed cost (PIK).

This novated financial debt amounting to EUR 2,924,732 thousand in December 2013 includes the following loans and financial policies which existed before the recent financial restructuring:

- The pending balance of the syndicated loan signed in June 2007 with 39 banks amounting to EUR 2,050,000 thousand, consisting of a long-term loan of EUR 1,675,000 thousand and a credit facility of EUR 375,000 thousand which, at December 31, 2012, totaled EUR 1,282,544 thousand.

- The pending balance of the bridge loan signed in December 2007 to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV which, at December 31, 2012, amounted to EUR 1,340,882 thousand.

- The bilateral credit policies used for financing the operating needs of the Prisa Group companies in Spain by centralizing the cash balances, amounting to EUR 182,000 thousand

available at December 31, 2013 (of which EUR 37,000 thousand were bilateral credit policies from the merger between Prisa and Prisa TV).

- The pending balance (EUR 80,400 thousand) of the syndicated financing granted in accordance with the financing agreements dated February 8, 2008, to, among others, Dédalo Grupo Gráfico, S.L., Bidasoa Press, S.L., Norprensa, S.A. and Distribuciones Aliadas, S.A. as the borrowers.

- Other pending refinancing balances amounting to EUR 38,907 thousand corresponding mainly to the interest and commissions capitalized at the effective refinancing date.

The Company has analyzed the terms and conditions agreed within the refinancing framework and believes that there has been a substantial change, so it has canceled the original financial liability and recognized a new liability due to this refinancing. The expenses and commissions for the previous financial debt pending allocation to the income statement have been recognized in the *"Other financial expenses"* account in the attached income statement.

The refinancing agreement includes a number of commitments to reduce Tranche 3 debt: EUR 900,000 thousand in the second year and an additional EUR 600,000 thousand in the third year. To meet the agreed redemptions, the agreement has several options such as selling non-core assets, buying back debt at a discount in the market, leveraging assets, transferring debt from Tranche 3 to 2 and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

The financial agreements establish that the Prisa Group must comply with certain financial ratios. The Group's directors consider that the financial ratios established in these agreements were met at December 31, 2013.

Likewise, the refinancing agreement includes grounds for acceleration usual in this kind of contracts, which include the acquisition of control of Prisa, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

The guarantee structure for Tranches 1, 2 and 3 is as follows:

- Personal guarantees

  At December 31, 2013, the new syndicated loan and the novation of the other loans, i.e. Tranches 1, 2 and 3, are jointly and severally guaranteed by the companies of Grupo Bidasoa Press, S.L., Dédalo Grupo Gráfico, S.L., Diario El País, S.L., Distribuciones Aliadas, S.A., Grupo Empresarial de Medios Impresos, S.L. and Norprensa, S.A.

Apart from this common guarantee for the debt's three tranches, Prisa Radio, S.L. and Vertix, SGPS, S.A. only guarantee the novation of the syndicated loan, bridge loan and credit policies (Tranches 2 and 3), with the following limits:

- The guarantee granted by Prisa Radio, S.L. is limited to the maximum amount of the lower of the following:

  (i) EUR 1,314,706 thousand; and

  (ii) 73.49% of its net equity at any given time; y

  (iii) The guarantee granted by Vertix SGPS, S.A. is limited to the maximum amount of EUR 600,000 thousand.

- Secured guarantees

  Likewise, as a result of the new syndicated loan and the novation of the other loans, Prisa has arranged a new pledge on the shares it owns of Prisa Radio, S.L. (73.49%of share capital), DTS, Distribuidora de Televisión Digital, S.A. (56%of share capital), Grupo Santillana de Ediciones, S.L. (75% of share capital) and some of its stake in Mediaset España Comunicación, S.A. (14.29%of share capital).

  On January 10, 2014, Prisa also arranged a pledge on its stake in Audiovisual Sport, S.L. (80% of share capital).

  Prisa also arranged a secure guarantee on part of its stake in Grupo Media Capital SGPS, S.A. (84.69% of share capital), guaranteeing Tranches 2 and 3.

Lastly, Prisa also arranged a guarantee on certain buildings and credit rights in relation to the lenders of the financing to Dédalo Grupo Gráfico, S.L.

Payable to Group companies and associates

The detail of *"Payable to Group companies and associates"* at December 31, 2013, was as follows (in thousands of euros):

	Non-current	Current
Investment tax credits	58,898	-
Other payables	-	679,843
Cash pooling	-	409,118
Income tax settlement	-	-
Total	58,898	1,088,961

Other payables-

Until the transaction with Liberty Acquisition Holdings Virgina, Inc. is finalized, "*Other payables*" temporarily includes the obligation arising from the transfer of EUR 650 million to Promotora de Informaciones, S.A. related to the subsequent integration agreements and capital increase and exchange of shares described in Note 7.4.

Investment tax credits-

"*Investment tax credits*" includes Promotora de Informaciones, S.A.'s obligation to its subsidiaries arising from investment tax credits earned by Group companies in prior years that were not used in the consolidated group's income tax settlement.

Cash pooling-

At December 31, 2013, this heading included EUR 245,968 thousand of balances and interest payable to Group companies arising from the above-mentioned cash pooling.

This heading also includes, *inter alia*, the installments falling due within one year of the loans from Group companies and the accrued interest payable on these loans amounting to EUR 163,150 thousand.

Derivative financial instruments

The Company includes in this category the fair value of various interest rate hedging instruments that do not qualify as effective hedges.

The objective of these interest rate hedges is to mitigate, by arranging swaps, IRSs and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on the Company's borrowings.

The changes in the value of these financial instruments, which is provided periodically by the banks with which the hedges were arranged, are recognized as finance income or finance costs for the year. Additionally, in 2013 and as a result of applying the new accounting standards, the actual credit risk has been included in the fair value of these derivatives; this effect has been recorded as a reserve, in accordance with the valuation standards established on first application.

The fair value that includes the actual credit risk of the interest rate hedge derivatives is recorded under "*Derivatives*" on the non-current liabilities side of the attached balance sheet.

Interest rate derivatives-

The interest rate derivatives arranged by the Company and outstanding at December 31, 2013 are as follows:

Company	Instrument	Expiry	Nominal Value	Fair Value	Nominal	
					Outstanding 2014	Outstanding 2015
Prisa	IRS	2015	300.000	(1.829)	300.000	-
Total			**300.000**	**(1.829)**	**300.000**	-

Analysis of sensitivity to interest rates-

The settlement value of the interest rate derivatives arranged by the Company depends on the changes in the Euribor and long-term swap interest rate curves. These derivatives had a negative settlement value (fair value that does not include the actual credit risk) of EUR 1,857 thousand at December 31, 2013 and EUR 4,046 thousand at December 31, 2012.

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives at December 31, 2013 to changes in the euro interest rate curve that the Company considers to be reasonable:

Sensitivity (before tax)	12/31/2013	12/31/2012
+0.5% (increase in interest rate curve)	2,037	4,046
-0.5% (decrease in interest rate curve)	(642)	(4,046)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

The Company considers that interest rates for the financial debt will probably fluctuate by 0.5%. If the interest rates increase by this amount, the borrowing costs will rise by EUR 3,397 thousand in 2014, taking into account the expected maturities.

Liquidity and interest rate risk tables-

The following table shows an analysis of the Company's liquidity in 2013 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate.

(Thousands of euros)	1-3 months	3 Months - 1 year	1-5 years	+ 5 years
Intereset rate derivates	(309)	(1.135)	(412)	-

Financial liabilities arising from the settlement options as part of the obligatory conversion of the Class B non-voting shares-

At December 31, 2010, as a result of the capital increase transactions mentioned, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company's potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B non-voting shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2.00 (*See Note 7.4*). At December 31, 2013, the fair value of this liability stood at EUR 41,575 thousand (December 31, 2012: EUR 26,385 thousand) and it is registered "*Current Liabilities - Derivatives*" on the accompanying balance sheet at December 31, 2013 since the conversion is obligatory after 42 months have elapsed since the share issue date. The Black-Scholes Method was used to determinate fair value.

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels based on the degree to which the fair value is observable.

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (unobservable inputs).

The Prisa Group's interest rate and foreign currency derivatives are classified as level-2 derivatives.

Other financial liabilities

Financial liability from the minimum Class B dividend-

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B non-voting convertible shares; their holders have the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted. Therefore, at year-end 2010, the Company recognized a financial liability totaling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option.

On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non-voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium (EUR 184,279 thousands net of costs associated to the capital increase).

Financial liability for measurement of the coupon paid to bondholders-

The bonds mandatorily convertible into Class A shares (*see Note 7.4*), subscribed in July 2012 and maturity in July 2014, were treated as a compound financial instrument, with a liability component at the present value of the guaranteed coupon at a the 1-month Euribor rate plus a spread of 4.15%, which led to the recognition of EUR 16,866 thousand under *"Other Non-current financial liabilities"* and EUR 18,508 thousand under *"Other Current financial liabilities"* in accordance with their payment dates. Within the refinancing process the Group has agreed to capitalize the coupons corresponding to the bank lenders payable in July 2013 and July 2014 amounting to EUR 29,657 thousand and classify this liability under *"Current bank debts"*, maintaining EUR 4,351 thousand corresponding to the Telefónica coupon payable in July 2014 under *"Current financial liabilities"*.

7.3- NATURE AND RISK OF THE FINANCIAL INSTRUMENTS

The Company has the mechanisms necessary to control, based on its financial structure and position and on the economic variables of the industry, exposure to changes in interest and exchange rate fluctuations and credit and liquidity risks, using specific hedging transactions, when necessary.

Interest rate hedges-

The Company is exposed to interest rate risk since all of its bank borrowings bear interest at floating rates. In this regard, the Company arranges interest rate hedges, basically through contracts providing for interest rate caps, in relation to the subordinated credit facility described in *Note 7.2*.

7.4- EQUITY

The detail of the transactions recognized under *"Equity"* at December 31, 2013 and in 2012 is summarized in the statement of changes in equity.

Share capital

Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in 2013, on the occasion of the following transactions:

i) Capital increases by issuing 16,669 Class A shares to attend the exercise of Prisa warrants (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010, at an exercise price of 2 euros/share.

ii) Exercise of the conversion rights of the Class B non-voting shares into the same number of ordinary Class A shares, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued: in 2013 28,267,353 Class B non-voting shares have been converted into an equal number of Class A common shares.

iii) Capital increases by issuing ordinary Class A shares, for the payment of:

- The minimum annual dividend of Class B shares for the year 2012 which resulted in a capital increase in September 2013 through the issuance of 54,990,280 Class A common shares.

- The minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013, which has resulted in the issuance of a total of 6,330,624 Class A common shares.

These capital increases have been fulfilled by virtue of the resolutions passed at the General Shareholders Meeting held on June 30, 2012. and the General Shareholders Meeting held on June 22, 2013.

Lastly within the framework of the refinancing the Company's bank debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "Prisa Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "Prisa Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "The Prisa Warrants 2013" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the Prisa Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012. As a result of this operation, EUR 127,566 thousand was recognized under *"Other reserves"* in the accompanying balance sheet.

The share capital of Prisa at December 31, 2013, after the aforementioned capital increases and conversions of Class B shares into Class A shares, amounts EUR 105,266 thousand, represented by 740,659,416 Class A ordinary shares and 312,001,056 Class B non-voting shares, of EUR 0.1 par value each.
The share capital is fully subscribed and paid.

On December 31, 2013, the significant shareholders of PRISA, according to information published in the CNMV are:

	Number of voting rights		
	Direct	Indirect	% Voting Rights
Rucandio, S.A. (*)	-	234,266,778	31.629
BH Stores IV, B.V.	28,422,994	-	3.837
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	1.984

(*) The indirect interest of Rucandio, S.A. is held through the following direct holdings:

- Promotora de Publicaciones, S.L., holds 77,248,921 voting rights, representing 10.429% of the share capital with voting rights.
- Timón, S.A., holds 7,928,140 voting rights, representing 1.070% of the share capital with voting rights.
- Asgard Inversiones, S.L.U., holds 27,662,101 voting rights, representing 3.734% of the share capital with voting rights.
- Otnas Inversiones, S.L., holds 93,000,000 voting rights, representing 12.556% of the share capital with voting rights.
- Rucandio Inversiones SICAV, S.A., holds 339,094 voting rights, representing 0.045% of the share capital with voting rights.

Likewise, in the declared indirect interest of Rucandio, S.A. are included 28,088,522 voting rights of the Company subject to the Prisa Shareholders Agreement signed on December 22, 2011 (in which Rucandio indirectly holdes the mayority of votes), whose terms were communicated to the CNMV.

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30% (*see Note 16*).

Share premium

The Recast Text of the Capital Companies Act expressly allows use of issue premium to increase capital against reserves. It establishes no specific restriction whatever regarding the availability of the balance of this reserve.

The amount of the issue premium reserve at December 31, 2013 is EUR 781,815 thousand (December 31, 2012: EUR 803,973 thousand).

A part of the issue premium reserve, funded upon the issue of Class B shares during 2010, in accordance with the issue resolutions for the shares and as provided in article 6.2. of the Articles of Association, is restricted except to cover future commitments deriving from this class of shares: payment of the annual minimum dividend of nonvoting Class B shares and payment of the par value of Class A common shares that are to be issued upon mandatory conversion if the conversion ratio is other than 1 to 1, as provided in the articles *(see note 7.2)*. The restricted nature of this reserve will be maintained until all of the nonvoting Class B shares have been converted into Class A common shares and the minimum dividends associated with the Class B shares have been fully paid. The amount of the restricted issue premium at December 31, 2013 is EUR 186,283 thousand (December 31, 2012: EUR 277,108 thousand).

Issue of convertible bond

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A.

This is treated as a compound financial instrument with a liability component, recognized at the present value of the guaranteed coupon, under *"Debt with banks"* for bank creditors and *"Financial liabilities"* for Telefónica *(see Note 7.2.)* and an equity component, with the difference between the amount of the bond and the value assigned to the liability component recognized under *"Other reserves"* in the accompanying balance sheet.

Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortization of these assets were increased by a net amount of EUR 3,289 thousand, recognized under *"Revaluation Reserve 1983."* This reserve is unrestricted.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of December 20, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of June 7, the surpluses arising from the revaluations must be charged to "*Revaluation reserve Royal Decree-Law 7/1996.*" The balance of this account at year end amounts to EUR 10,650 thousand and has been unrestricted since January 1, 2007.

Legal reserve-

Under the Consolidated Text of the Corporate Enterprises Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital by the amount exceeding 10% of the new capital after the increase.

Except as indicated above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The balance of this account at year end amounts to EUR 5,335 thousand.

Reserve for treasury shares-

Article 142 of the Consolidated Text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or canceled.

The balance of this account at year end amounts to EUR 518 thousand.

Bylaw-stipulated reserves-

Under Article 32 of the Company's bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

The balance of this account at year end amounts to EUR 11,885 thousand.

Treasury shares

The changes in *"Treasury shares"* in 2013 and 2012 were as follows:

	Thousands of euros			
	2013		2012	
	Number of shares	Amount	Number of shares	Amount
At beginning of year	**3,101,235**	**727**	**2,879,503**	**2,505**
Purchases	500,000	121	4,046,689	2,515
Sales	-	-	-	-
Deliveries	(2,307,173)	(1,619)	(3,824,957)	(3,786)
Reserve for treasury shares	-	1,289	-	(507)
At end of year	**1,294,062**	**518**	**3,101,235**	**727**

At December 31, 2013, Promotora de Informaciones, S.A. held a total of 1,294,062 treasury shares, representing 0.123% of its share capital.

Treasury shares are valued at market price at December 31, 2013 (0.40 euros per share). The average acquisition price stood at 0.665 euros per share.

Their total cost is EUR 518 thousand with a gross unit cost of EUR 0.665.

At December 31, 2013, the Company did not hold any shares on loan.

Capital management policy

The main objective of the Group's capital management policy is to have an appropriate capital structure that ensures business sustainability, aligning shareholders' interests with those of the financial creditors.

In the last few years, the Group has devoted considerable efforts to maintaining its equity level such as increasing capital by converting 75 million warrants in January 2012, issuing, also in 2012, EUR 434 million in bonds convertible into shares in July 2014 subscribed by Caixa, Santander and HSBC as debt conversion and by Telefónica with monetary contribution, and replacing the obligation to pay the preferred dividend of class B shares in cash in order to pay this in shares, cash or a combination of both.

With the financial debt rollover signed in December 2013, the Group now has a financial liability structure that improves its liquidity profile, gives it greater flexibility in the debt reduction process and extends its maturities, aligns the debt with the Group's cash generation and enables it to have a coherent asset size. The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group has several strategic options and automatic mechanisms that prevent an early termination under certain assumptions if those commitments are not met, thus providing stability to the Group's capital structure in the medium term *(see Note 7.2)*.

Additionally, the debt refinancing agreement establishes the objective to maintain the leverage and interest cover ratios within the levels undertaken with the banks.

8. TAX MATTERS

As indicated under *"Accounting Policies,"* the Company files consolidated income tax returns in Spain, in accordance with the Corporate Income Tax Act, and is the Parent of consolidated tax group 2/91. The companies included in the consolidated tax group are detailed in *Appendixes I* and *II*.

As the parent of the aforementioned consolidated tax group, Promotora de Informaciones, S.A. recognizes the Group's overall position vis-à-vis the tax authorities resulting from application of the consolidated tax regime, the detail being as follows.

	Thousands of euros	
	2013	2012
Sum of individual tax bases	**89,211**	**(114,591)**
Consolidation adjustments	(129,852)	(184,977)
Offset of tax losses arising prior to inclusion in the Group		
Offset of Group tax losses		
Consolidated taxable profit (tax loss)	**(40,641)**	**(299,568)**
Consolidated gross tax payable	**(12,192)**	**(89,870)**
Double taxation tax credits	(7,917)	(28,016)
Investment tax credits	(8,254)	(3,329)
Net tax payable		
Withholdings from tax group	**(104)**	**(194)**
Income tax refundable	**(104)**	**(194)**

The consolidated tax group's tax loss amounted to EUR 40,641 thousand, after making the appropriate consolidation adjustments for a negative amount of EUR 129,852 thousand. The income tax refundable, which matches withholdings from the tax group, amounted to EUR 104 thousand at December 31, 2013 and is included under *"Tax receivables"* in the balance sheet.

Reconciliation of the accounting profit (loss) to the taxable profit (tax loss)

The reconciliation of the income and expenses for the year to the taxable profit (tax loss) used to calculate the income tax expense for 2013 and 2012 is as follows (in thousands of euros):

	2013			2012		
	Income statement	Equity	Total	Income statement	Equity	Total
Balance of income and expenses for the year	(596,576)	(854)	(597,430)	(685,793)	(8,165)	(693,958)
Income tax	(52,848)	(366)	(53.214)	(43,912)	(3,499)	(47,411)
Adjustment of prior years' income tax	28,656		28.656	11,851		11,851
Individual permanent differences	516,023		516.023	749,280		749,280
Individual temporary differences	141,604		141.604	45,975		45,975
Permanent differences on consolidation						
Temporary differences on consolidation	(3,915)		(3.915)	(1,852)		(1,852)
Taxable profit (tax loss)	32,944	(1,220)	31.724	75,549	(11,664)	63,885

The permanent differences are mainly due to (i) the different principle by which the provisions for the decline in value of investments and risks and expenses are recorded for accounting and tax purposes, (ii) the exemption of foreign-source dividends to which Article 21 of the consolidated Corporate Income Tax Act applies, (iii) non-tax-deductible expenses, (iv) the annual fiscal effect of the difference in consolidated taxation arising from the merger of the companies Promotora de Informaciones, S.A. and Prisa Televisión, S.A.U. due to application of Article 89.3 of the Corporate Income Tax Act (merger described in Note 17 of the Report), and (v) the contributions made to non-profit organizations

The temporary differences are mainly due to (i) the different principle by which other provisions are recorded for accounting and tax purposes, (ii) the limitation placed on the deductibility of financial expenses by Article 20 of the aforementioned Corporate Income Tax Act, and (iii) the limitation placed on the deductibility of amortizations by Article 7 of Statute 16/2012 of 27 December, which adopts several tax measures aimed at strengthening public finances and boosting the economy.
Costs relating to equity instrument transactions and their concomitant tax effects were taken to equity.

Reconciliation of the accounting profit (loss) to the income tax expense

The reconciliation of the accounting profit (loss) to the income tax expense is as follows (in thousands of euros):

	2013			2012		
	Income statement	Equity	Total	Income statement	Equity	Total
Accounting profit (loss) before tax	(620,768)	(1,220)	(621,988)	(717,854)	(11,664)	(729,517)
Tax charge at 30%	(186,230)	(366)	(186,596)	(215,356)	(3,499)	(218,855)
Individual permanent differences and permanent differences on consolidation	154,807		154,807	224,784		224,784
Impact of temporary differences	41,307		41,307	13,237		13,237
Double taxation tax credits	(21,425)		(21,425)	(53,124)		(53,124)
Investment tax credit				(216)		(216)
Current income tax	(11,541)	(366)	(11,907)	(30,675)	(3,499)	(34,174)
Deferred income tax	(41,307)		(41,307)	(13,237)		(13,237)
Adjustment of prior years' income tax	28,656		28,656	11,851		11,851
Total income tax	(24,192)	(366)	(24,558)	(32,061)	(3,499)	(35,560)

The Company also took EUR 21,425 thousand of domestic dividend double taxation tax credits.

In its Corporate Income Tax return for fiscal 2010, the Company received a deduction of EUR 263,491 thousand for reinvestment of extraordinary profits by complying in the fiscal year when the profit was made with the requirement to reinvest the sale price by acquiring tangible and intangible fixed assets and long-term investments in the terms provided by law.

Furthermore, Prisa TV, S.A.U. (the company acquired in the fiscal year by Promotora de Informaciones, S.A. as stated in Note 17 of the Report) in fiscal 2010 and 2011 received deductions of EUR 296,007 thousand and EUR 41,662 thousand respectively for reinvestment of extraordinary profits by complying in each of the fiscal years when the profits were made with the requirement to reinvest the sale price by acquiring tangible and intangible fixed assets and long-term investments in the terms provided by law.

Tax receivables and tax payables

The detail of tax receivables and tax payables at December 31, 2013 is as follows (in thousands of euros):

	Receivable		Payable	
	Current	Non-current	Current	Non-current
Income tax refundable/payable	104	-	-	-
Deferred tax assets arising from unused tax credits	-	156,419	-	-
Deferred tax assets arising from tax losses upon tax consolidation	-	146,298	-	-
Deferred tax assets arising from temporary differences	-	107,427	-	-
Deferred tax liabilities	-	-	-	-
VAT, personal income tax withholdings, social security taxes and other	8,031	-	12,517	-
Total	**8,135**	**410,144**	**12,517**	-

The detail of tax receivables and tax payables at December 31, 2012 is as follows (in thousands of euros):

	Receivable		Payable	
	Current	Non-current	Current	Non-current
Income tax refundable/payable	194	-	-	-
Deferred tax assets arising from unused tax credits	-	306,455	-	-
Deferred tax assets arising from tax losses upon tax consolidation	-	131,778	-	-
Deferred tax assets arising from temporary differences	-	55.627	-	-
Deferred tax liabilities	-	-	-	(809)
VAT, personal income tax withholdings, social security taxes and other	6,863	-	(14,655)	-
Total	**7,057**	**493,860**	**(14,655)**	**(809)**

Deferred tax assets and liabilities

Deferred tax assets

The outstanding long-term tax credit of EUR 410,144 thousand at December 31, 2013 entered under the heading *"Deferred tax assets"* mainly results from (i) the amount of the double taxation relief and investment allowance (other than for export activities) generated by the tax Group and not applied in the calculation of the Tax, (ii) the different principle by which certain provisions, including the provisions for depreciation of the investment of companies included in the tax consolidation Group, are recorded for accounting and tax purposes, (iii) the negative

tax bases of the Consolidated Tax Group in the fiscal years 2011, 2012, and 2013, (iv) the tax credit derived from the limitation on the deductibility of financial expenses under Article 20 of the Corporate Income Tax Act, and (v) the amount assessed in certain inspection Reports initiated by the Tax Authorities, which, although they are subject to administrative, and in some cases judicial, proceedings, the Company has paid for in lieu of posting a guarantee.

The details of the tax Group's negative tax bases (all recorded in the Company's assets) are as follows:

Year generated	Amount (thousands of euros)	Year of expiration
2011	139,691	2029
2012	307,327	2030
2013	40,641	2031

The detail of maturity of the tax deductions which the tax Group keeps activated is the following:

Year of expiration	Amount (thousands of euros)
2016	500
2017	600
2018	16.900
2019	26.500
2020	8.000
2021	2.100
2022	8.200
2023	8.200
2024	8.040
2025	46.405
2026	11.000
2027	1.474
2028	9.400
2029	4.200
2030	4.300
2031	600

The recovery of tax assets is reasonably assured, in view of the forecasts contained in Prisa Group's business plan. The main conclusion of the aforementioned business plan forecasts that the Group's business will earn greater profits in the medium term that will enable it to recover the tax assets recognized within the period established by prevailing legislation.

Deferred tax liabilities

No long-term balance is recorded for this item because the entire amount has been reclassified under *"Provision for taxation"* described in Note 10 of the Report to the extent that it was commensurate with the effect of applying the tax concession specified in Article 12.5 of the Corporate Income Tax Act for the acquisition of securities representing the holding in funds of entities not resident in Spain, which concession has been questioned by the Tax Inspectors.

Years open to inspection

In fiscal 2006, the tax authorities concluded their inspections related to consolidated Corporate Income Tax, Value Added Tax, Tax Withholdings and payments on account for employees and professional services, and tax on earnings from real estate and investments, for the years 1999, 2000, 2001, and 2002 and Tax on Non-Resident Income for the period from June 2000 to May 2004. The Company filed the appropriate petitions and appeals against the Corporate Income Tax assessments derived from the aforementioned inspections. Both the decisions of the Central Economic Administrative Court and the judgments of the National High Court were partially favorable, in spite of which petitions for review were filed with the Supreme Court.

The petitions for review regarding the years 2001 and 2002 were declared inadmissible on formal grounds, as were the motions filed to overrule the rejection. The Company has filed petitions for review with the Constitutional Court.

In the months of May and July 2013, the Company was notified that the Supreme Court had pronounced partially favorable decisions on the petitions for review regarding the Corporate Income Tax for the years 2000 and 1999 and had ratified the Tax Inspectors' opinion regarding the proposal to regularize the export allowance generated in the Prisa Group in those years.

The Company has filed petitions and appeals with the Central Economic Administrative Court against the payments resulting from the Tax Authority's enforcement of the Supreme Court's partially favorable judgments for the years 1999 (EUR 5,736 thousand) and 2000 (EUR 7,461 thousand) and against the order declaring the appeal related to the year 2001 (EUR 17,069 thousand) inadmissible. The Court has not yet ruled on them. All the assessments are suspended and guarantees have been posted.

In fiscal 2010 the consolidated Corporate Income Tax inspections for the years 2003 to 2005 were concluded. The Report, which includes an assessment of EUR 20,907 thousand (tax plus interest) was signed with objections noted. The Company received the Central Economic Administrative Court's decision dismissing the appeal and lodged an administrative motion with the National High Court, which, on the date on which these annual financial statement are prepared, has not yet announced its decision. Although it has been appealed, the tax liability derived from this Report was paid and entered in the books as a long-term credit vis-à-vis the Treasury.

The Value Added Tax inspection for the period from June 2004 to December 2006 concluded with a Report with an assessment of EUR 5,416 thousand, to which we objected and against which we filed an economic-administrative appeal with the Central Economic Court. In the fiscal year, the Company has received a partially favorable judgment against which it has filed an administrative motion. Although it has been appealed, the tax liability derived from this Report was paid and entered in the books as a long-term credit vis-à-vis the Treasury.

In 2013 the tax audits at the consolidated tax group relating to income tax for 2006 to 2008 were completed, with the issuance of a notice signed on a contested basis, amounting to EUR 9 thousand, which was paid by the Company. Although the Company did not agree with the criteria used in the tax audit relating to the proposed adjustment, it filed an appeal to the Board of Tax Appeals at the TEAC, for which a decision has not yet been handed down. The determination agreement included the adjustment by the tax audit of all the tax credits for export activities arising in that period.

In 2013 the tax audit relating to personal income tax withholdings/prepayments (employees and professionals) and non-resident income tax withholdings from June 2007 to December 2008 was also concluded, and no adjustments were proposed.

With regard to VAT for the period from June 2007 to December 2008, the tax audits concluded during the year, with the issuance of two notices, one for EUR 539 thousand, which was paid by the Company, and against which a motion for review has been filed and another, amounting to EUR 4,430 thousand, against which a claim has been filed at the TEAC for which a judgment has not yet been handed down. Also, a decision has not yet been handed down regarding the request to stay the enforcement of this determination.

In 2011 tax audits commenced for taxes relating to raffles, betting and random combinations for 2007 to 2010, at Prisa Televisión, S.A.U. (company absorbed during the year by Promotora de Informaciones, S.A., according to Note 17), which concluded with the issuance of a notice signed on a contested basis from which a determination of EUR 8,570 thousand arose (tax deficiency plus interest), against which the Company filed an appeal to the Board of Tax Appeals, for which a decision had not yet been handed down at the date of authorisation for issue of these financial statements. Even though the appeal was filed, the tax debt deriving from this notice was paid during the year and was recognised as a loan vis à vis the revenue authorities.

In 2013 partial tax audits were conducted relating to the personal income tax withholdings and prepayments (employees and professionals) for 2009 to 2011.

The Company, appraising the existence of two Supreme Court decisions (those relating to 1999 and 2000), received by the Group in 2013, which admit the criteria of the revenue authorities regarding the adjustment of the tax credits for export activities, and to the extent that virtually the entire tax credit for export activities mentioned above was also questioned during the tax audit of the tax Group relating to income tax for 2003-2005 and has been questioned once again in the tax audit for the 2006-2008 period (whose determination agreements relate to 2013), using prudent criteria, adjusted, for accounting purposes, an additional amount of the tax credit that

arose in this connection at the tax group, recognising a EUR 42,852 thousand provision for the amount of the tax credit used in prior years and derecognising deferred tax assets amounting to EUR 167,332 thousand, corresponding to the amount of unused tax credits (*see Note 10*). However, since the balance sheet already includes a previous balance of a provision recognised in previous years for such purposes, the impact of the aforementioned adjustment in this connection on the income statement for 2013 amounted to EUR 20,484 thousand.

At the date of authorisation for issue of the financial statements, the full amount of the tax credits for export activities generated by the consolidated tax group and queried in the tax audit was either derecognised or a provision was recognised in relation thereto.

Also, the balance of *"Provision for Taxes"* includes an additional amount of EUR 18,105 thousand (the impact of which on the income statement for 2013 was EUR 12,251 thousand), to cover unfavourable rulings upheld during the various tax proceedings described above (*see Note 10*).

The Company has all years since 2009 open to examination for all State taxes. Additionally, the Company has the last four years open to examination for all non-state taxes. No additional material liabilities are expected to arise for the Company as a result of the current or possible future tax audits.

Transactions under the special regime

The disclosures required by Article 93 of the Spanish Corporation Tax Law, approved by Legislative Royal Decree 4/2004, of 5 March, relating to corporate restructuring transactions under the special regime for mergers and spin-offs of Chapter VIII of Title VII of the aforementioned legislation, are included in the notes to the financial statements of the years in which these transactions took place.

In relation to the merger by absorption of Prisa Televisión, S.A.U. by Promotora de Informaciones, S.A., which took place during the year, see Note 17.

9.- INCOME AND EXPENSE

Employees

The detail of *"Employee benefits costs"* in the income statements for 2013 and 2012 is as follows (thousands of euros):

	2013	2012
Employer social security costs	1,228	1,287
Other employee benefit costs	272	408
Total	**1,500**	**1,695**

The average number of employees in 2013 was 100 and 2012 was 117, all of whom had a permanent employment contract. The detail, by gender and professional category, is as follows:

	2013		2012	
	Men	Women	Men	Women
Executives	19	7	21	7
Middle management	14	10	17	8
Qualified line personnel	10	25	12	32
Other	3	12	2	18
Total	**46**	**54**	**52**	**65**

The number of employees at December 31, 2013 was 99 and at December 31, 2012 was 97, all of whom had a permanent employment contract. The detail, by gender and professional category, is as follows:

	2013		2012	
	Men	Women	Men	Women
Executives	18	7	20	6
Middle management	14	11	14	9
Qualified line personnel	11	25	10	24
Other	3	10	2	12
Total	**46**	**53**	**46**	**51**

Fees paid to auditors

The fees for financial audit services relating to the 2013 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,432 thousand (2012: EUR 2,345 thousand), of which EUR 448 thousand relate to Prisa (2012: EUR: 438 thousand); this amount includes EUR 258 thousand for the 2013 audit of the consolidated group, in keeping with PCAOB audit procedures. Also, the fees relating to other auditors involved in the 2013 audit of the various Group companies amounted to EUR 269 thousand (2011: EUR 339 thousand).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2013		2012	
	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	250	296	277	240
Tax advisory services	527	209	519	257
Other services	163	2,623	213	284
Other professional services	**949**	**3,128**	**1,009**	**781**

Fees for other professional services provided to the Company by the principal auditor and by other entities related to the auditor are as follows:

	Amount (thousands of euros)	
	2013	2012
Other verification services	212	242
Tax advisory services	112	125
Other services	-	12
Other professional services	324	379

10.- PROVISIONS AND CONTINGENCIES

The changes in "*Provisions and contingencies*" in 2013 are as follows (in thousands of euros):

	Balance at 12/31/2012	Additions	Disposals	Balance at 12/31/2013
Provision for taxes-	195,146	33,143	(167,332)	60,957
Provisions for third-party liability-	271,299	21,044	(1,849)	290,503
Total cost	**466,445**	**54,187**	**(169,172)**	**351,460**

The Group has adjusted practically all the deduction amount for the exporting activity generated in the tax group and which had not been adjusted in the accounting books, maintaining a provision of EUR 42,852 thousand, for the deduction amount applied in previous years and derecognizing deferred tax assets amounting to EUR 167,332 thousand for the unused deduction amount (*see Note 8*).

The additions to "*Provision for third-party liability*" relate mainly to increases in provisions established to cover the negative equity of Prisaprint, S.L. and Prisa Digital, S.L at year-end 2013. These provisions were recognized under "*Impairment of financial instruments*" on the 2013 income statement.

11.- SHARE-BASED PAYMENTS

The Extraordinary General Shareholders' Meeting held on November 27, 2010, approved a system of compensation (the "2010-2013 Share/Stock Options Delivery Plan") consisting of the delivery of shares and/or share options of the Company to the directors and managers in the Prisa Group, during the years 2010, 2011, 2012 y 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the board of directors, the fixed remuneration for belonging to the Board is payable to each of the external directors, to be chosen by them, entirely in cash or 60% cash and 40% in shares of PRISA. When the choice of director is partial payment in shares of PRISA, they are delivered quarterly. The number of shares delivered is 981,434 y Prisa has recognized an expense for this item on the income statement for 2013 in the amount of EUR 365 thousand.

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying income statement.

Additionally, during 2011, 660,728 shares have also been delivered to the Executive Chairman, amounting to EUR 2,560 thousand, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the 2011, 2012 and 2013 income statement as a personal expense, equivalent to 220,242 shares (*see Note 14*).

Also, in June 2011, the Nomination and Remuneration Committee approved a Long-Term Incentive Scheme, with three consecutive cycles, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals.

The General Shareholders' Meeting held on June 22, 2013, authorized, under item eleven of its agenda, a new long-term incentive plan (LTIP) for the senior management team of the Prisa Group, consisting of the delivery of cash and shares of the Company, on the terms approved by the Shareholders' Meeting and applicable during financial years 2013 to 2015 (the "2013-2015 LTIP"). The agreement authorizing the "2013-2015 LTIP" rescinded and replaced the third cycle (2013-2015) of LTIP approved in 2011. The Board of Directors has not made use of the authorization to launch the "LTIP 2013-2015", so this has not come to take effect. Prisa has recognized an expense on the income statement for 2013 in the amount of EUR 676 thousand (2012: EUR 624 thousand).

12.- GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2013, Prisa had furnished bank guarantees amounting to EUR 41,086 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (*see Note 8*).

On June 15, 2011, Prisa furnished a first-call bank guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A. The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2013 was EUR 20,637 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 6,459 thousand covering part of the obligations that it acquired vis-à-vis the holders of the bonds redeemable into shares that were issued.

The Company's directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

13.- FUTURE COMMITMENTS

By virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totaling EUR 267,225 thousand. In 2012, the scope of the project changed, affecting the Latin America and Spain service, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model. As a result of these changes, the amount of the future commitments initially agreed on has also changed.

The amount corresponding to services rendered in 2010, 2011, 2012 and 2013 stood at EUR 110,330 thousand. A breakdown of the estimated future new commitments for the remainder of the contract is given below:

Year	Thousands of euros
2014	30,480
2015	29,399
2016	28,970
2017	29,535
	118,384

Additionally, from 2013 and until the end of the agreement, the service billing model will be changed. Indra will directly bill each business unit for the expenses associate with the services rendered, and each business unit will undertake the payment of the quantities billed. Prisa will consider the service used like another business unit.

Past-due payments to creditors-

Creditors who are paid after the maximum legal period are national creditors (excluding suppliers of non-current financial assets or finance-lease creditors) with whom contracts have been signed for periods over the maximum 60-day period in 2013 (75-day period in 2012).

At December 31, 2013, trade payables over 60 days past due for the Spanish Group companies amounted to EUR 4,009 thousand. (trade payables at December 31, 2012 over 75 days past due amounted to EUR 21,134 thousand).

The detail of payments made in 2013 is as follows:

	2013		2012	
	Thousands of euros	%	Thousands of euros	%
Past-due more than 60 days in 2013 and 75 days in 2012	20,896	28%	76,315	94%
Others	53,933	72%	4,613	6%
Total payments	**74,829**	**100%**	**80,928**	**100%**
Weighted Average Number of Days Past-Due (DSO)	**62**		**232**	

14.- RELATED PARTY TRANSACTIONS

Transactions with Group companies, associates and related parties

The transactions performed with Group companies, associates and related parties in 2013 and 2012 are as follows:

	Thousands of euros	
	2013	**2012**
Income		
Services rendered and other	17,129	37,882
Finance income	9,500	9,832
Dividends	76,417	177,080
Total	**103,046**	**224,794**
Expenses		
Outside services	1,887	2,070
Finance costs	11,034	8,044
Total	**12,921**	**10,114**

Income from services rendered corresponds basically to central corporate services.

All the transactions with related parties were carried out on an arm's length basis.
The detail, by company, of the dividend income paid by Group companies in 2013 and 2012 is as follows (thousands of euros):

	2013	2012
Grupo Santillana de Ediciones, S.L.	56,927	58,889
Prisa Televisión, S.A.U.	-	91,113
Prisa Radio, S.L.	14,457	27,078
Vertix, S.G.P.S.	5,000	-
Canal Club, S.A.	33	-
Total	**76,417**	**177,080**

Dividend income decreased in the 2013 period compared to the previous year and this is explained mainly by the extraordinary dividends out of reserves from previous years paid by Prisa Televisión, S.A.U. amounting to 91,113 thousand euros.

Remuneration and other benefits of directors

In 2013 and 2012 the remuneration earned by the members of the Board was as follows:

Type of remuneration	Thousands of euros	
	2013	2012
Fixed remuneration	1,799	2,447
Variable remuneration	2,108	-
Attendance fees	465	445
Bylaw-stipulated directors' emoluments	1,299	1,785
Share options and/or other financial instruments	-	-
Other	51	68
Total	**5,722**	**4,745**

In addition, during 2013 an expense of EUR 853 thousands was registered due to the accrual of the remuneration already paid in 2011 to the current executive president of the Group (*see Note 11*).

In 2013, Juan Luis Cebrián Echarri received an advance payment of EUR 50,000, without interest, payable in 2014, charged to the variable remuneration of 2013.

Pursuant to Article 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and their affiliates, as defined in Article 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Societé Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Le Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.		Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy chairman
Manuel Polanco Moreno	V-me Media Inc	-	Director
Arianna Huffington	AOL, Inc	-	Chairman and Director of "The Huffington Post Media Group"
Jose Luis Leal Maldonado	Punto y Seguido, S.A.	0.05	-
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L.	-	Chairman

It is also hereby stated that:

i) a daughter of the editor Juan Luis Cebrián is a consultant at On Demand, S.L.(which deals with activities related to all types of audiovisual products, films, theatre and other shows);
ii) a son of Director Mr. Alain Minc's is the Editor of *"Paris Match", "Journal du Dimanche" and "Version Femina"* (a magazine edited by the *Lagardère Group*), and
iii) Director Mr. Nicolas Berggruen owns 32.01% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company's Annual Corporate Governance Report: Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Manuel Polanco Moreno y Arianna Huffington.

Also, in accordance with Article 230 of the Capital Companies Law it is hereby stated that there is no record that any of the Board members have been engaged in 2013, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

Remuneration of senior executives-

The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2013 and of the Group companies other than it amounted to EUR 6,209 thousand (EUR 5,819 thousand in 2012), which will be paid at short term.

At December 31, 2013, the senior executives of the Prisa Group are considered to be the persons who are directly accountable to the top executive (members of the Business Management Committee who are not executive directors and those who usually attend it), in addition to the internal audit director of Promotora de Informaciones, S.A. During 2013 these senior executives were: Javier Lázaro Rodríguez, Fernando Martínez Albacete, Miguel Ángel Cayuela Sebastián, Antonio García-Mon Marañés, Pedro García Guillén, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz, Oscar Gómez Barbero y Virginia Fernández Iribarnegaray.

The total remuneration for the senior executives includes that for Kamal M. Bherwani, until his departure as the General Manager for the Digital Area, and that for Iñigo Dago Elorza, who resigned as General Secretary in February 2013.

15.- LITIGATION AND ONGOING CLAIMS

With respect to the litigation in which Prisa Televisión, S.A.U. ("Prisa TV"), currently Prisa[1]) has been involved with various cable operators (Auna, Telecable Asturias, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña), all related to the outcome of different arbitration claims filed by these operators before the former Telecommunications Market Commission [*"Comisión del Mercado de las Telecomunicaciones"* (CMT)], claiming the right to receive an offer enabling them to commercialize various channels, which at the time were supplied by Sogecable, S.A. (which subsequently became Prisa TV and is currently known as Prisa) to its subscribers, Prisa has reached various transactional agreements with Auna, Tenaria and Euskaltel, with which it has put an end to its litigation with these cable operators. As regards the other operators (R Telecomunicaciones de Galicia, R Telecomunicaciones de Coruña and Telecable de Asturias), proceedings are still underway before various Courts, and a resolution of the remedies of appeal lodged remain outstanding, except for the proceedings brought by Telecable Asturias before Commercial Court Number 3 in Madrid, where the Provincial Appellate Court of Madrid, in an order delivered on 7 November 2013, partly upheld Prisa's appeal against an order delivered by said Commercial Court on June 28, 2010, ordering Prisa TV to pay to Telecable an amount of EUR 2,647 thousand; the Provincial Appellate Court had reduced this indemnification to EUR 1,184 thousand.

On July 24, 2006 AVS, Sogecable, S.A.U. (which subsequently became Prisa TV and is currently known as Prisa), TVC Multimedia, S.L. ("TVC") and Mediaproducción, S.L. ("Mediapro") reached an agreement to exploit the Football League rights for the 2006/07 and successive seasons. The main object of this agreement was to maintain the televised football exploitation model that had allowed, under Audiovisual Sport, S.L.'s coordination, the broadcasting since 1997 of all League matches in a peaceful, stable and orderly manner. The parties agreed to provide AVS with any agreements governing the rights of various football Clubs, for their joint exploitation by the latter. In addition, it was agreed to sell to Mediapro freeview TV exploitation rights and exploitation rights on international markets, amongst others. Furthermore, it was agreed that Mediapro enter the Company's capital stock.

Following reiterated infringements by Mediapro of said agreements, even from immediately after its signature date, and its non-payment of debts in favour of AVS, the latter filed a claim against Mediapro on July 3, 2007, which was subsequently extended on July 31, 2007. Furthermore, in late August 2007, AVS publicly announced its suspension of delivery of the audiovisual signal to Mediapro, due to its reiterated infringements. However, La Sexta freeview operator (a company at the time held by Mediapro), continued to broadcast freeview matches.

---

[1] All references to Prisa TV will be deemed as made to Prisa; furthermore, on July 31, 2013 the public deed of merger by absorption between Prisa (as absorbing company) and Prisa TV (as absorbed company) was recorded at the Commercial Registry of Madrid. As a result of the merger, Prisa TV has been wound up without liquidation and a block transfer of its entire assets has been made to Prisa under universal succession. Consequently, Prisa has subrogated the position that Prisa TV would respectively hold in any such claims, proceedings, suits or litigation.

On September 28, 2007, Mediapro replied to the claim and issued a counter-claim against the other signatories of the agreement dated July 24, 2006, alleging that this agreement was null and void.

On October 8, 2007, First Instance Court No. 36 in Madrid upheld the interim measures requested by AVS against Mediapro, declaring that the First Division Club rights for the 2007/2008 season, covered by the interim measure, belonged to AVS; it resolved that "*Mediapro be forbidden, during the 2007/08 football season, to make any disposal and exploitation of the audiovisual rights assigned to AVS, except for any legitimate use of said rights further to the legal relationship arising from the Agreement of 24 July 2006*". In compliance with this court order, AVS provided a deposit before the Court of EUR 50,000 thousand, to secure compliance with its contractual obligations. The order of October 8, 2007 was overruled by the Provincial Appellate Court of Madrid in July 2008, and the foregoing deposit remained at the disposal of the First Instance Court until completion of the procedure to settle loss and damage. This procedure depends on the final resolution adopted in the main suit.

In a judgment dated March 15, 2010, the Court upheld AVS's claim in full, rejecting the counter-claim brought by Mediapro against AVS, PRISA and TVC. Moreover, the Court ordered Mediapro to pay to AVS more than EUR 95,000 thousand as amounts outstanding in favour of AVS, further to the provisions established in the agreement of July 24, 2006, including the loss and damage arising from said infringements. The judgment also ordered Mediapro to provide AVS with the agreements signed by Mediapro with the football clubs, and to inform the latter of said contractual assignment to AVS.

This judgment was challenged in appeal by Mediapro and AVS applied for its provisional enforcement on June 9, 2010. In an Order dated June 21, 2010, the Court dispatched the enforcement requested, although it was suspended following the application and subsequent declaration of Mediapro's bankruptcy, which was being examined by Commercial Court No. 7 in Barcelona (Bankruptcy No. 497/2010).

In a judgment dated November 14, 2012, the Provincial Appellate Court of Madrid basically agreed with the instance decision, upholding Mediapro's appeal solely as regards the term of the agreement of July 24, 2006, which it declared terminated at the end of the 2008/2009 season.

Both AVS and Prisa TV have lodged a motion to vacate and appeal for procedural infringement against said judgment. The Supreme Court still has to rule on said appeal.

Further to the bankruptcy proceedings, AVS filed another claim against Mediapro before Commercial Court No. 7 in Barcelona, claiming EUR 97,000 thousand for damages not covered by the judgment of March 15, 2010. These proceedings have been suspended, given that the Judge has declared the need for a preliminary ruling in civil matters, in an Order dated September 22, 2010, which has been challenged on appeal by AVS. The Provincial Appellate Court has upheld the Court's decision, which is why the proceedings remain suspended until the preliminary ruling is completed.

Likewise, AVS has brought other incidental claims in the bankruptcy proceedings, which have been rejected in various resolutions; AVS has lodged the relevant remedies of appeal against these decisions.

On December 23, 2011, Commercial Court No. 7 in Barcelona delivered a judgment, rejecting AVS's challenge, and approved the advanced agreement proposal. As a result, bankruptcy effects ceased and April 23, 2012 was scheduled as the initial effective date of the agreement.

AVS has brought a remedy of appeal against the judgment of Commercial Court No. 7 in Barcelona and, at the same time, against all the resolutions delivered in the course of the agreement which, pursuant to the provisions of the Bankruptcy Act, are subject to appeal at the current procedural stage, and which have rejected the incidents filed by AVS, seeking to adequately integrate the bankruptcy debit and credit assets.

The Provincial Appellate Court of Barcelona, in an order dated September 30, 2013, overruled a prior resolution of Commercial Court No. 7 in Barcelona, which had granted interim measures to AVS, as security of up to EUR 230,334 thousand, without requiring that AVS provide a deposit to cover its part. This means that, at the end of the 35-month waiting period determined in the approved agreement, Mediapro will deposit this amount into the consignment account held by Commercial Court No. 7, or will secure payment thereof by providing a bank guarantee, insofar as the contingency affecting AVS' credits no longer exists, given that the final outcome of the amount consigned or guaranteed is dependent upon the outcome of the litigation. Mediapro has filed an incident of annulment of proceedings with respect to the order delivered by the Provincial Appellate Court of Barcelona on September 30, 2013; this application was expressly rejected by said Provincial Appellate Court in an order delivered on December 18, 2013.

All other appeals are pending resolution by the Provincial Appellate Court of Barcelona.

Grupo Godó de Comunicación, S.A., holding 18.37% of Prisa Radio, S.L. ("Prisa Radio"), and Mr. Javier Godó Muntañola and Mr. Carlos Godó Valls, nominee directors of Prisa Radio, have filed a claim to challenge the resolutions adopted on December 5 and 18, 2013 by the Board of Prisa Radio, regarding renewal of the personal guarantee granted by the company in relation to the agreements to restructure and extend Prisa's financial debt, which were formalised in a public deed on December 11, 2013 by Prisa and all of its banks and creditor financial institutions.

The Company's Directors, internal and external legal advisors do not believe that resolution of this litigation will entail any relevant liabilities not registered by the Company.

In addition, the Company has other litigation for smaller amounts. The Directors, internal and external advisors do not consider that any relevant liabilities will arise from this litigation.

16.- EVENTS AFTER THE REPORTING PERIOD

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30%. As a result of this, the right awarded by the shareholders agreement of DTS, Distribuidora de Televisión Digital, S.A. (DTS) to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS has been exercisable for a period of fifteen (15) calendar days which expired on March 12, 2014. Once the period expired, none of the abovementioned entities have exercised their right.

17.- DETAILS OF THE ABSORPTION IN 2013

On February 27, 2013, the Board of Directors approved the absorption of Prisa Televisión, S.A.U. and this was converted into a public deed on July 31, 2013. The merger's accounting effects began on January 1, 2013.

As a result of the merger, the balance sheet at December 31, 2013, includes the effects of the assets and liabilities of the aforementioned company.

To comply with the requirements envisaged in article 93 of Royal Legislative Decree 4/2004, which approves the Corporation Tax Act, the following information is provided:

1) A list of the transferred assets which can be depreciated and amortized (in euros).

Absorbed company	Fixed asset	Acquisition date	Account	Acquisition value	Accumulated depreciation/amortization
Prisa Televisión, S.A.U.	Sublicencia uso a favor DTS	04.05.2011	Concessions, patents and other	4	(2)
Prisa Televisión, S.A.U.	2001 contract. 10% of all rights	03.01.2001	Audiovisual rights	39,065	(37,893)
Prisa Televisión, S.A.U.	Signs of the Tres Cantos building and others	04.01.2011	Other facilities	211	(22)

2) Last balance sheet closed by the transferring company.

PRISA TELEVISIÓN, S.A.U.

BALANCE SHEETS AT 31 DECEMBER 2012 AND 31 DECEMBER 2011

(in thousands of euros)

ASSETS	Balance at 12/31/2012	Balance at 12/31/2011
NON CURRENT ASSETS-		
Intangible Assets	1,174	4,392
Industrial Property	*3*	*3*
Audiovisual Rights	*1,171*	*4,389*
Property, Plant and Equipment	189	20
Others fixtures	*189*	*20*
Non-current investments in Group companies and associates	1,279,011	1,292,215
Equity instruments (Group companies)	*686,669*	*699,873*
Equity instruments (associates companies)	*592,022*	*592,022*
Loans to associates	*320*	*320*
Deferred Tax Assets	143	143
NON CURRENT ASSETS	**1,280,517**	**1,296,770**
CURRENT ASSETS-		
Trade and Other Receivables-	93,530	152,009
Trade receivables for services	*3*	*-*
Receivable from Group companies	*57,811*	*82,215*
Receivable from associates companies and partners	*24,657*	*19,068*
Other receivables	*11,059*	*50,726*
Cash and cash equivalents	259	104
Current prepayments and accrued income	6	0
CURRENT ASSETS	**93,795**	**152,113**
TOTAL ASSETS	**1,374,312**	**1,448,883**

EQUITY AND LIABILITIES	Balance at 12/31/2012	Balance at 12/31/2011
EQUITY-		
Share capital	275,723	275,723
Share premium	829,884	829,884
Reserves-	1,055,334	1,149,820
Legal reserves	*55,145*	*55,145*
Other reserves	*1,000,189*	*1,094,675*
Loss from previous years	(872,291)	(969,785)
Profit (loss) for the year	33,646	97,494
TOTAL SHAREHOLDERS' EQUITY	**1,322,296**	**1,383,136**
Grants received		
Adjustments for changes in value		
TOTAL EQUITY	**1,322,296**	**1,383,136**
NON-CURRENT LIABILITIES-		
Bank borrowings	6	15
Long-term provisions	493	0
TOTAL NON-CURRENT LIABILITIES	**499**	**15**
CURRENT LIABILITIES-		
Bank borrowings	36,911	35,251
Current payables to Group companies and associates	3,244	9,050
Payable to suppliers	9,060	18,026
Other payables	1,729	2,843
Current accruals and deferred income	575	562
TOTAL CURRENT LIABILITIES	**51,517**	**65,732**
TOTAL EQUITY AND LIABILITIES	**1,374,312**	**1,448,883**

3) A list of the transferred assets which can be depreciated and amortized (in euros).

Absorbed company	Fixed asset	Acquisition date	Account	Acquisition value	Accumulated depreciation/amortization
Prisa Televisión, S.A.U.	Sublicencia uso a favor DTS	04.05.2011	Concessions, patents and other	4	(2)
Prisa Televisión, S.A.U.	2001 contract. 10% of all rights	03.01.2001	Audiovisual rights	39,065	(37,893)
Prisa Televisión, S.A.U.	Signs of the Tres Cantos building and others	04.01.2011	Other facilities	211	(22)

4) A list of the acquired assets that have been included in the accounting books with a different value than the one they had at the transferring company before the merger, stating both values and the depreciation and amortization reserve and the impairment adjustments in both companies' accounting books.

	Value incorporated in the accounting books of the acquiring entity		Value in the accounting books of transferring company	
Acquired Assets	Cost	Impairment	Cost	Impairment
DTS, Distribuidora de Televisión Digital, S.A.	2,027,362	-	650,701	-
Mediaset España Comunicación, S.A.	589,149	-	589,883	-

5) A list of the tax benefits enjoyed by the transferor, with respect to which the acquirer must comply with certain requirements, is shown in the tax section of these Notes (*see Note 8*).

18.- EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

DIRECT HOLDINGS

GROUP COMPANIES										
			12/31/13 (In thousands of euros)							
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	CARRYING AMOUNT	% OF OWNERSHIP	SHARE CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	TAX GROUP (**)
Audiovisual Sport, S.L	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	35,066	80.00%	6,220	38,618		(1,006)	2/91
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	1,203	25.00%	3,907	783		206	
Diario El País México, S.A de C.V. (*)	Avenida Universidad 767. Colonia del Valle. México D.F. México	Operation of El País newspaper in Mexico	60	5.81%		(3,243)		(990)	
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	1,512,991	56.00%	126,286	785,074		(76,239)	136/11
Grupo Santillana de Ediciones, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Publishing	65,826	75.00%	12,018	(71,675)	(49,927)	53,287	2/91
Liberty Acquisition Holdings Virginia Inc	Gran Vía, 32. Madrid	Holding company	649,540	100.00%	n.a.	n.a.	n.a.	n.a.	
Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Gestión indirecta del servicio público de televisión	589,149	17.34%	203,431	1,236,286		(8,593)	
Prisa Brand Solutions, S.L.U.	Valentín Beato, 48. Madrid	Contracting of advertising exclusives	9,953	100.00%	150	9,525		261	2/91
Prisa Digital, S.L. (*)	Gran Vía, 32 - Madrid	Internet services	(35,081)	100.00%	1,918	(22,555)		(15,027)	2/91
Prisa División Inmobiliaria, S.L. (*)	Gran Vía, 32 - Madrid	Lease of commercial and industrial premises	64,387	100.00%	9,000	61,227		(2,679)	2/91
Prisa División Internacional, S.L. (*)	Gran Vía, 32 - Madrid	Holdings in foreign companies	162,897	100.00%	10,000	147,130		1,852	2/91
Prisa Finance (Netherlands) BV	Gran Vía, 32 - Madrid		14	100.00%	18	(4)		0	
Prisa Gestión de Servicios	Gran Vía, 32. Madrid	Management and development of administrative,	3	100.00%	3			0	2/91
Prisa Noticias, S.L.	Gran Vía, 32. Madrid	Holding company	89,580	100.00%	96,126	(8,741)		(10,426)	2/91
Prisa Radio, S.L. (Anteriormente, Sociedad de Servicios Radiofónicos Unión Radio, S.L.)	Gran Vía, 32 - Madrid	Services to radio broadcasting companies	109,929	73.49%	2,036	196,752	0	(4,276)	194/09
Prisaprint, S.L. (*)	Gran Vía, 32 - Madrid	Management of printing companies	(216,098)	100.00%	3,000	(212,746)		(6,356)	2/91
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. Nº 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	94	53.00%	177			0	
Promotora de Actividades América, 2010, S.L. (*)	Gran Vía, 32 - Madrid	Production and organization of activities marking the bicentenary of American independence	(1,442)	100.00%	10			1,428	2/91
Promotora de Actividades Audiovisuales de Colombia, Ltda. (*)	Calle 80, 10 23 . Bogotá. Colombia	Production and distribution of audiovisual content	-	1.00%	420	(351)			
Promotora de Emisoras de Televisión, S.L. (*)	Gran Vía, 32 - Madrid	Operation of television channels	(7,259)	25.00%	19,061	(46,458)	0	48	2/91
Promotora de Emisoras, S.L	Gran Vía, 32 - Madrid	Radio broadcasting services	(18,482)	100.00%	2,500	(21,698)	0	433	2/91
Promotora General de Revistas, S.A.	Valentín Beato, 48. Madrid	Publication production and operation of magazines	1	100.00%	1,500	1,266		(1,636)	2/91
Vertix, SGPS, S.A	Rua de las Amoreiras, 107. Lisboa. Portugal	Holding company	366,119	100.00%	268,041	73,490		11,196	
V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . EE.UU.	Television broadcasting services	-	3.90%	86,089	0	0	(5,078)	
Total			3,378,450						

(*) 100% total ownership

(**) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

(**) Consolidated tax group DTS Distribuidora de Televisión Digital , S.A.: 136/11

(**) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros) PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
DTS						
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	55.78%	136/11	3,077	4,253
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and explotation of audiovisual rights	55.97%	136/11	601	56,565
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	55.97%	136/11	601	9,342
MEDIASET						
Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights;	5.20%		200	2,787
60 DB Entertainment. S.L.	Avenida Diagonal 558. 08021 Barcelona	Creation and development of audio-visual contents in any format, either entertainment, fiction advertising or analogous, as well as the production of events, and it commercial exploitation in any type of media	5.20%		10	303
Editora Digital de Medios, S.L.	Calle Condesa de Venadito,1. 28027 Madrid	Creation, development and explotaition of a Digital Diary specialized in information about mass media, especially on media of audio-visual communication.	8.67%		1,000	586
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid		5.20%		13	8,168
Producciones Mandarina, S.L.	Calle Maria Tubau. 3. 28050. Madrid	Creation, development, production and commercial exploitation	5.20%		5	7,197
Supersport Televisión, S.L.	Calle Maria Tubau 5-4ª Planta. 28050 Madrid	Programs production of informative nature, particularly of sports content.	5.20%		70	767
Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EE.UU.	Television stations and production of television content	7.58%		n.d.	0
Megamedia Televisión, S.L.	Calle Maria Tubau 5-4ª Planta. 28050 Madrid	Creation, development, production and exploitation of audio-visual contents multimedia.	5.20%		70	223
Netsonic, S.L.	Gran Vía de los Catalanes, 630, 4ª Planta. 08007 Barcelona	Creation of a network of advertising video online that unifies the audience of Latin-American countries of groups of media both international (with audience in Latino-América) as well as Latin American properly.	6.59%		5	181
Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights: production and distribution of publications	17.34%		120	3,411
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets of audiovisual content	17.34%		160	(22,655)
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	17.34%		62	(271)
Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Intermediation and financial management	13.00%		50	53,039
Premiere Megaplex, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Operation of cinemas (film and video distribution)	17.34%		131	1,821
Sogecable Media, S.L.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Sale of advertising space for audiovisual rights	17.34%		3	(1,373)
Sogecable Editorial, S.L.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Management of intellectual property rights	-	0.039	86,089	0
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	17.34%		601	49,096
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Implementation and execution of advertising projects	17.34%		61	2,958
Integración Transmedia, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Development and execution of advertising projects, marketing, merchandising, organization and production of events or cultural events.	17.34%		60	309

(*) Consolidated tax group DTS Distribuidora de Televisión Digital , S.A.: 136/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros)			
			PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
TELEVISIONES LOCALES						
Axarquía Visión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	87.24%	2/91	60	(775)
Canal 4 Navarra, S.L.U.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	100.00%	2/91	60	209
Canal 4 Navarra Digital, S.A.U.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	100.00%	2/91	n.a.	n.a.
Collserola Audiovisual, S.L. (En liquidación)	Plaza Narcis Oller. Nº 6 1º. 1ª. 08006. Barcelona	Provision of local television services	94.00%	2/91	85	(12,852)
Málaga Altavisión, S.A.	Paseo de Reding, 7. Málaga	Production and broadcasting of videos and TV programmes	87.24%	2/91	3,465	(2,923)
Marbella Digital Televisión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	87.24%	2/91	174	(3,161)
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	59.99%			0
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	61.45%		498	(1,613)
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín". Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	66.00%		2,809	(4,500)
Promoción de Actividades Audiovisuales en Canarias, S.A.U.	Avenida Anaga, 35. Santa Cruz de Tenerife		100.00%	2/91	60	71
Telecomunicaciones Antequera, S.A.U.	Aguardenteros, 15. Antequera. Málaga	Provision of local television services	87.24%	2/91	174	(3,145)
TV Local Eivissa, S.L.U.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	100.00%	2/91	90	237
Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	49.00%		n.a.	n.a.

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros) PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
MEDIA CAPITAL						
Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. Nº 144/156 - 6º Dto. 1250-146. Lisboa. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	94.69%		20	145
Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	94.69%		55	(1,912)
Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting	94.69%		110	120
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc.)	94.69%		50	1,075
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga.	Design, construction and installation of decorating accessories	94.69%		50	54
Grupo Media Capital, SGPS, S. A.	Rua Mário Castilhano nº 40. Queluz de Baixo. Portugal	Holdings	94.69%		89,584	93,491
Leirimedia Produçoes e Publicidade, LDA	Avenida Dr.Fco. Sá Carneiro,Quinta da cascalheira,lote8 loja1 LEIRIA		94.69%		120	
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	94.69%		3,050	353
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	94.69%		45,050	21,985
Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal		94.69%		94,950	85,281
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	94.69%		192	(11,114)
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	94.69%		37,098	90,126
Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. Nº 17 A. 1249-028. Lisboa. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	94.69%		100	(10,358)
Penalva do Castelo FM Radiodifusao e Publicidade ,Lda.	Rua de Santo Ildefonso, nº 14 Penalva do Castelo - Portugal	Broadcasting in production areas and programs transmission	94.69%		5	
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180.	Production and distribution of audiovisual content	94.69%	2/91	75	79
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	94.69%	2/91	6,000	28,162
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. EE.UU.	Production and distribution of audiovisual content	94.69%		109	(2,449)
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3º Dt. 1000-184. Lisboa. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	94.69%		36,650	41,347
Polimedia - Publicidade e Publicaçoes, Lda.	Quinta de Sao José Lote 2 3º Piso Loja 8 Vila Real	Broadcasting in production areas and programs transmission	94.69%		5	
PRC Produçoes Radiofonicas de Coimbra,Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra.	Cinema production, video and television programs	94.69%		7	
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	94.69%		5	(98)
			-	0.039	86,089	0

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros) PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
MEDIA CAPITAL						
Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1º Izquierda. 28010. Madrid	Inactive	94.69%		60	21
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting, production of audio or video advertising spots. Advertising, production and recording of discs. Development and production of radio programmes	94.69%		100	92
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	94.69%		5	(45)
R 2000 - Comunicaçao Social, Lda.	Praceta Pedro Escuro, 10 , 4º dt. Santarém	Radio broadcasting in the areas of programme production and transmission	94.69%		20	
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission			2,255	2,132
Rádio Concelho de Cantanhede.Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Radio broadcasting in the areas of programme production and transmission	71.02%		60	
Rádio Litoral Centro, Empresa de Radiodifusao, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Radio broadcasting in the areas of programme production and transmission	94.69%		5	81
Rádio Manteigas Radiodifusão, Lda.	Rua Joaquim Pereira de Matos nº 78 1º Esq. Manteigas Portugal	Radio broadcasting in the areas of programme production and transmission	94.69%		5	
Rádio Nacional - Emissoes de Radiodifusao, Unipessoal Lda.	Rua Capitao Tenente Oliveira e Carmo. 10-3. Quita Da Lomba. Barreiro. Portugal	Radio broadcasting in the areas of programme production and transmission	94.69%		50	31
Radiodifusão, Lda. (FLOR DO ÉTER)	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal		94.69%		5	29
Comunicações Sonoras, Unipessoal, LTDA. (DRUMS)	Rua Tenente Valadim, nº 181, Porto. Portugal	Radio broadcasting in the areas of programme production and transmission	94.69%		60	39
Rádio Sabugal - Radiodifusao e Publicidade ,Lda.	Rua Antonio José de Almeida nº 17 Sabugal Portugal	Radio broadcasting in the areas of programme production and transmission	94.69%		5	
Rádio Voz de Alcanena, Lda. (RVA)	Praceta Pedro Escuro, 10 , 4º dt. Santarém. Portugal	Radio broadcasting in the areas of programme production and transmission	94.69%		5	15
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	94.69%		5	(92)
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Services, publication and sale of electronic goods and services	94.69%		100	1,043
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. Nº 181. 4100-479. Porto. Portugal	Production of multimedia, audiovisual and phonogram storage media	94.69%		100	435
Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	94.69%		5	(1,407)
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	94.69%		65,810	107,610
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	94.69%	2/91	1,034	6,570
Plural - Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	17.99%		700	305
Plural Entertainment Brasil Produçao de Video, Ltda.	Rua Padre Adelino. Nº 758, 3º andar, Quarta Parada. CEP 03303-904.	Inactive	46.40%		74	(364)
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	-	0.039	86,089	0
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	37.88%		1,510	1,929
Chip Audiovisual, S.A.	Coso, 100 . Planta 3ª puerta 4-50001. Zaragoza	Audiovisual productions for TV	7.10%		600	1,258
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production and distribution of audiovisual content	14.20%		175	1,530

(*) Grupo de consolidación fiscal Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros) PERCENT AGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
PRISA EDUCACIÓN						
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	75.00%		1,692	5,853
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	75.00%		817	5,666
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	71.95%		596	240
Santillana Infantil y Juvenil, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	75.00%	2/91	65	614
Distribuidora y Editora Aguilar A.T.A, S.A.	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Publishing	75.00%		359	1,349
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Publishing	75.00%		302	(297)
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Sevilla	Publishing	75.00%	2/91	60	127
Ediciones Santillana, INC. (Puerto Rico)	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	75.00%		1,065	8,034
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	75.00%		5,316	4,953
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132 Montevideo Uruguay		75.00%		147	1,252
Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2° B. 15705. Santiago de Compostela	Publishing	75.00%	2/91	60	73
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	75.00%	2/91	60	89
Editora Altea, Ltda. (Anteriormente, Uno Educação, Ltda.)	Brasil	Publishing	75.00%		31	41
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brasil	Publishing	57.00%		3	17
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	75.00%		21,915	38,615
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brasil	Publishing	57.00%		1,550	4,491
Editorial Nuevo México, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		97	(639)
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Publishing	75.00%		1,676	6,772
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zona 14 . Guatemala - Guatemala	Publishing	75.00%		72	4,505
Editorial Santillana, S.A. (Honduras)	Juan Pablo II. Tegucigalpa. Honduras	Publishing	75.00%		20	1,620
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. República Dominicana	Publishing	75.00%		118	6,542
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia 1°. Caracas. Venezuela	Publishing	-	0.039	86,089	0
Editorial Santillana, S.A. de C.V. (México)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	75.00%		18	4,044
Editorial Santillana, S.A. de C.V. (El Salvador)	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		24,019	20,054
Grup Promotor D'Ensenyement i Difussió en Català, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	75.00%	2/91	60	84
Inevery DPS, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content.	75.00%	2/91	250	706
Ítaca, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Book distribution	75.00%	2/91	408	832
Lanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Creation, development and management of companies	75.00%		13,038	16,291
Richmond Educação, Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	75.00%		31	2,402
Richmond Publishing, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		4	4,839
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brasil	Publishing	75.00%		31	174
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	75.00%		465	2,104
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	75.00%		978	2,769
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	75.00%		162	1,347
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Perú	Publishing	71.25%		3,275	4,556
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	75.00%	2/91	60	59
Santillana de Ediciones, S.A. (Bolivia)	Calle 13, N° 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	75.00%		262	1,726
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	75.00%		427	7,497
Santillana Ediciones Generales, S.A. de C.V.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	75.00%	2/91	2,276	11,936
Santillana Ediciones Generales, S.L.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		948	12,883
Santillana Editores, S.A.	Estrada da Outurela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	75.00%		1,250	901
Santillana Educación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	75.00%	2/91	7,747	83,026
Santillana Formación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	75.00%	2/91	60	(37)
Santillana Sistemas Educativos, Ltda. (Colombia)	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Consultancy services for the obtainment of quality certification by schools	75.00%		322	(2,070)
Santillana Sistemas Educativos, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	75.00%	2/91	160	(123)
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. EE.UU.	Publishing	75.00%		60,560	1,740
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	75.00%		7,999	(5,502)
Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		5,972	(5,565)
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	75.00%	2/91	60	91
Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5. 08006. Barcelona		20.00%		325	(185)
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Río de Janeiro. 22270-000. Brasil		11.41%		899	(6)

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros) PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
PRISA NOTICIAS						
Espacio Digital Editorial, S.L. (Anteriormente; Espacio Editorial Andaluza Holding, S.L.)	Gran Via, 32. Madrid	Edition and exploiation of Huffinton Post digital for Spain	1	2/91	8,501	17,373
Prisa Eventos, S.L.	Gran Via, 32. Madrid	Operation of press media	1	2/91	3	3
Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	Juan Ignacio Luca de Tena, 7. Madrid	Publication and operation of newspapers, magazines in digital format	50.00%		53	(224)
Le monde Libre	17, Place de la Madeleine. Paris		20.00%		38	30,287
EL PAÍS						
Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	100.00%	2/91	1,726	(259)
Diario El País, S.L.	Miguel Yuste, 40. Madrid		100.00%	2/91	4,200	(857)
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	100.00%		2,381	262
Diario El País Do Brasil Distribuidora de Publicaçoes, LTDA.	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brasil	Operation of El País newspaper in Brazil	100.00%		1,785	366
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	99.99%	2/91	3,306	7,901
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia. Santiago. Chile	Publication, operation and sale of El País newspaper in Chile	99.99%		2,075	179
Pressprint, S.L.U.	Valentín Beato, 44. Madrid	Production, printing, publication and distribution of products format	100.00%	2/91	38,750	41,623
Ediciones Conelpa, S.L.	Paseo de la Castellana. 9-11. Madrid	Publication and operation of magazines in physical and digital	50.00%		3	(1,849)
TRADE PRESS						
Diario As, S.L.	Valentín Beato, 44. Madrid	Publication and operation of As newspaper	75.00%	2/91	1,400	43,604
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32. Madrid	Inactive	-	0.039	86,089	0
Estructura, Grupo de Estudios Económicos, S.A.	Miguel Yuste, 42. Madrid	Publication and operation of Cinco Días newspaper	100.00%	2/91	990	66,261
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	52.63%		87	84
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	100.00%	2/91	6	(294)

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros) PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
RADIO IN SPAIN						
Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	79.54%	194/09	5,052	15,137
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	79.19%	194/09	135	608
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	79.54%	194/09	61	799
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	79.41%	194/09	480	2,960
Cantabria de Medios, S. A. (En liquidación)	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	79.90%	194/09		0
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	77.62%	194/09	183	2,278
Comunicacions Pla, S.L.	Paseo de la Constitución, 21. Zaragoza.Avenida Negrals, 41. Mollerusa. Lleida.	Operation of radio broadcasting stations	42.45%			0
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	80.00%	194/09	60	696
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	40.01%		215	3,322
Frecuencia del Principado, S.A.		Operation of radio broadcasting stations	80.00%	194/09	60	220
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	80.00%	194/09	70	708
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	80.00%	194/09	3,000	6,346
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	74.73%	194/09	228	473
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	56.01%		230	660
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	79.53%	194/09	360	513
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	79.76%	194/09	712	3,988
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	37.00%		70	306
Propulsora Montañesa, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	79.90%	194/09	8	130
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	66.67%	194/09	60	262
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	76.00%	194/09	228	953
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	79.46%	194/09	364	1,761
Radio Lleida, S.L.	Calle Vila Antonia. Nº 5. Lleida	-	3.90%	86089	0	0
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	66.67%	194/09	120	927
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	70.42%	194/09	300	462
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2ºA. Pamplona	Operation of radio broadcasting stations	79.53%	194/09	66	3,130
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	80.00%	194/09	6,959	130,293
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	59.33%		379	1,237
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6º Escalde. Engordany. Andorra	Operation of radio broadcasting stations	80.00%		30	(403)
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	39.77%		230	758
Talavera Visión, S.L.	Plaza Cervantes 6 4º. Ciudad Real	Operation of radio broadcasting stations	40.01%		60	241
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	63.29%	194/09	75	69
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	59.73%		150	402
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	79.82%	194/09	6,010	6,686
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	79.98%	194/09	712	(5,149)
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	80.00%	194/09	11,281	9,429
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	40.00%		60	248
Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	28.79%			0
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	26.40%			0
INTERNATIONAL RADIO						
Abril, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	80.00%		875	1,836
Aurora, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	80.00%		422	2,089
Blaya y Vega, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	80.00%		2,012	19,265
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	61.64%		11	50,364
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Operation of radio broadcasting stations	79.99%		215	3,090
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	61.63%		3	252
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	61.63%		353	1,616
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Prodution and sale of CD's, advertising, promotions and events	80.00%		21,750	23,321
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	61.60%		25	2,177
Compañía de Radios, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services	80.00%		305	2,625

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros)			
			PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
INTERNATIONAL RADIO						
Comunicaciones del Pacífico, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	80.00%		468	1,525
Comunicaciones Santiago, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	80.00%		466	670
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol. Panamá	Advisory services and commercialisation of services and products	79.99%		8	94
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	79.91%		9,425	246
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	61.44%		0	481
Emisora Mil Veinte, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	60.58%		0	295
Fast Net Comunicaciones, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	80.00%		2	(4,259)
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Operation of radio broadcasting stations	79.99%		1	1,636
GLR Chile, Ltda.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	80.00%		54,916	70,781
GLR Colombia, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia		80.19%		263	269
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d'Italie. Paris. Francia	Radio broadcasting	60.00%		40	22
GLR Networks, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	79.99%		3,676	(1,693)
GLR Services Inc.	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	79.99%		4	8,160
GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. EE.UU.	Provision of services to radio broadcasting companies	79.99%		0	2,412
Iberoamericana Radio Chile, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	80.00%		27,941	40,690
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	80.00%		3,711	(7,561)
La Voz de Colombia	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	60.52%		1	463
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	79.97%		6,677	(1,552)
Promotora de Publicidad Radial, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	61.63%		1	370
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	80.00%		940	2,606
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Holding	80.00%		12,260	24,589
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	-	0.039	86,089	0
Radio Mercadeo, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	57.76%		298	482
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	80.00%		269	(770)
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	80.00%		7	3,480
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.	Real estate development services	80.00%		2,348	2,267
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	40.00%		1,378	6,855
GLR Costa Rica, S.A.	Llorente de Tibás. Edificio La Nación. San José. Costa Rica	Operation of radio broadcasting stations	40.00%		1,020	1,016
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	40.00%		43	62
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	39.59%		2	25
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	39.59%		5	33
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. México	Operation of radio broadcasting stations	40.00%		3,562	3,216
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	40.00%		3,562	3,216
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	39.59%		3	(1)
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. México D.F. México	Operation of radio broadcasting stations	40.01%		2,841	8,937
Xezz, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	39.59%		47	78
El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Development of the Latin radio market in the US	20.00%		196	(1,247)
Green Emerald Business Inc.	Calle 54. Obarrio Nº 4. Ciudad de Panamá. Panamá	Development of the Latin radio market in Panama	27.96%		3,986	(2,042)
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Radio broadcasting	20.00%		587	(4,116)
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.	Advisory services on business administration and organisation	79.59%		6	(823)
MUSIC						
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	80.00%	194/09	750	(1,734)
Gran Vía Musical, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Provision of music services	80.00%		3,000	4,128
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	80.00%	194/09	12	1,133
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/c	80.00%		3	(386)
Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	80.00%	194/09	600	2,381
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	56.00%		120	(246)
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	40.40%		60	352
RLM Colombia, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Production and organisation of shows and events	40.40%		34	(12)
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	80.00%	194/09	1,202	836
My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	40.00%		8	59

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/13 (In thousands of euros)			
			PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
DIGITAL						
Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	60.00%		40	233
PRINTING						
Bidasoa Press, S.L.	Calle Malilla Nº 134. 46026. Valencia	Printing of publishing products	100.00%	2/91	2,047	(7,407)
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	100.00%	2/91	3	(38,085)
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas.	Printing of publishing products	100.00%	2/91	2,100	8,524
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	100.00%	2/91	270	106
MEDIA ADVERTISING SALES						
Prisa Innova, S.L.	2100 Coral Way. Suite 200. Miami. Florida. 33145. EE.UU.	Management of promotional products and services	100.00%		7,109	12
Solomedios, S.A.	Valentín Beato, 48. Madrid	Advertising management	100.00%	2/91	180	184
OTHER						
Prisa Inc.	5300 First Union Finacial Centre. Miami. Florida. EE.UU.	Management of companies in the US and North America	100.00%			
Promotora de Actividades América 2010 - México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. México. D.F. México	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	-	0.039	86,089	0

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Individual Directors' Report for 2013

PROMOTORA DE INFORMACIONES, S.A.

DIRECTOR'S REPORT FOR 2013

1. BUSINESS PERFORMANCE

Promotora de Informaciones, S.A. (Prisa) is the head of the Prisa Group. Its function within the Group is to provide central corporate services, to act as the Group's financing centre and to engage in other activities related to the Group's strategy, development and performance. The Group is organized at global level into the following main lines of business:

- Audiovisual
- Press
- Radio
- Education-Publishing

During the year 2013 and in line with what has taken place with the macroeconomic indicators in Spain and Portugal, the advertising market in both countries has fallen versos 2013 but shown important quarterly improvements. The economic and advertising sector environment has lead to an improvement in the trend of advertising revenues in all businesses exposed to the sector: Press and radio in Spain and Media Capital in Portugal. Additionally, digital advertising revenues have shown in important improvement throughout 2013 (+10%) greatly outperforming the sector (-2.5%).

The exposure to Latin America has been another source of growth for the Group's results, despite the negative FX impact, seen especially in the second half of the year. At constant currency, dvertising revenues in Latin America, as well as education revenues, have shown strong double digit growth during 2013. Also in Latam, we highlight the development of Santillana's Digital Learning Systems.

The pay TV business has increased its revenues by more than 9% but has been negatively impacted by the increase in costs from the new football rights exploitation model, which has led to important falls in its EBITDA. Despite the fall in number of subscribers, Canal+ has managed to increase its market share in Spain during 2013.

The Company has maintained its strict cost control during 2013, especially in Spain.

Most significant events-

In December 2013, the Group signed an agreement to roll over its financial debt, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile. In the refinancing context, the Group obtain an additional credit line of EUR 353 million, signed with certain institutional investors to meet its medium-term liquidity needs, and a significant reduction in interest payments in cash. The refinancing agreement includes a number of commitments to reduce the debt; to meet

them, the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other M&A transactions. The contract has automatic mechanisms that, under certain circumstances, prevent an early termination if such commitments are not met, thus providing stability to the Group's capital structure.

Results and profitability-

Prisa's results are directly related to the performance of the Group's various business units. Its revenue arises mainly from the dividends it receives from its subsidiaries and its expenses relate to staff costs and services received. The variations in the equity of its subsidiaries also give rise to increases and decreases in the value of its investment portfolio.

During 2013, the Group obtained operating revenues and EBITDA totaling 2,725.7 (+2.3%) and 296.2 (-30.6%) million euros respectively.

2. EVENTS AFTER THE REPORTING PERIOD

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30%. As a result of this, the right awarded by the shareholders agreement of DTS, Distribuidora de Televisión Digital, S.A. (DTS) to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS has been exercisable for a period of fifteen (15) calendar days which expired on March 12, 2014. Once the period expired, none of the abovementioned entities have exercised their right.

3. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

As head of the Group, the risks to which Prisa is exposed are directly related to those if its subsidiaries.

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

- Strategic and operational risks.
- Risk of financial position and liquidity management.

Strategic and operational risks

Macroeconomic risks-

The economic situation of Spain and Portugal has experienced slowdowns and volatility in recent years. Specifically, main consumption indicators in these countries have been significantly deteriorated, and have impacted and still could impact in the future the spending by customers on the products and services of the Group, including advertisers, subscribers to our pay TV platform and other consumers of the content offerings of Prisa.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers trend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to perform frequent reviews and adjustments in its cost base.

Piracy-

Revenue from the exploitation of content and royalties owned by the Group are affected by illicit access to them via the internet or copy, which primarily affects the pay Tv business and book publishing.

Competition risk-

The business of audiovisual, education, radio and press in those which Prisa operates are highly competitive industries. In the same way, regarding to the business of pay Tv, activities of competition may affect the ability of the Group's businesses in this segment to attract new subscribers and increase the penetration rate, and may also lead to an increased subscriber acquisition cost or in the audiovisual rights acquisition, which might result in a significant negative impact on the financial position and results of this line of activity.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other contents.

Sector regulation-

Prisa operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

Prisa is involved in significant litigations that are detailed in the Financial Statements for 2013 *(see Note 15)*. Additionally, Prisa is exposed to liabilities for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risks-

In order to maintain and increase its businesses and competitiveness, Prisa must adapt to technological advances, for which research and development are key factors. Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Financing Risks

Financing risk-

The financial obligations of the Group are described in Note 7.2 "Financial Liabilties" of the Prisa Financial Statements for the year 2013.

As is described in that note, in the month of December of 2013 the Group has signed a debt refinancing agreement which represents an extension of maturities, improving the flexibility in the process of debt reduction and enhancing its liquidity profile.

The improvement in the liquidity profile derives from a new credit facility amounting of EUR 353 million signed with certain institutional investors to cover medium term liquidity needs, and from the significant reduction of interests paid in cash.
The refinancing agreement includes several commitments of debt reduction, for which compliance the Group has different strategic alternatives including the sale of non-strategic assets, repurchase debt at a discount in the market, the leverage of operating assets, transfers debt between tranches and other corporate transactions. The contract contains automatic mechanisms that prevent its early termination, in certain situations, in case of such commitments are not met, provides stability to the Group.

According to the contracts governing borrowing conditions and stipulated requirements, Prisa must meet certain commitments and financial leverage ratios (covenants). These contracts also include cross-default disposals. Additionally, the

current refinancing incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the financial institutions.

Likewise, the refinancing agreement includes grounds for acceleration usual in this kind of contracts, which include the acquisition of control of Prisa, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

At December 31, 2013 the Group's bank borrowings amounted to 3,401 million euros. The Group borrowing levels poses significant risks, including:

- increasing the vulnerability to general economic downturns and adverse industry conditions;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- exposing the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
- limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

Liquidity and Credit Risk-

The adverse macroeconomic situation, with significant drops in advertising, circulation and pay Tv subscribers, is having a negative impact on the ability of the Group's cash generation in the last years, mainly in Spain. The advertising-dependent businesses have a high percentage of fixed costs and drop in advertising revenue significantly impact on margins and cash position, hindering the implementation of additional measures to improve the operational efficiency of the Group. Similarly, in pay Tv business, in a context of increasing costs associated with new exploitations model of football and growing competence in the content acquisition, and aggressive marketing strategies by certain operators, offering free contents under multi-element arrangements, falling subscriber revenues necessarily increase the period of time required to capitalize those costs. This would affect directly the liquidity of the business, what might raise additional financing needs.

As part of the debt refinancing agreement signed last December, the Group obtained additional credit facilities amounting EUR 353 million to meet its liquidity requirements in the medium term.

The Group thoroughly analyzes receivables and payments of its activities and maturity of financial and comercial debt. In relation with the commercial credit risk, the Group evaluates the aging of the debt and constantly manages receivables. Additionaly the group analyzes on a recurrent basis other financing sources to cover short and medium term liquidity needs.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight pay Tv and Education. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend. The Group has access to pay Tv cash, in which there are 44% minority interests, through dividends.

Interest rates risk exposure-

Approximately 35% of its bank borrowings terms are at variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, in order to reduce its exposure, the Group arranges interest rate hedges.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk, as far as there are available credit facilities, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets, in order to reduce volatility in cash flows transferred to the Parent.

Tax risks-

Tax risks the Group are related to a possible different interpretation of the rules that could make the competent tax authorities, as well as the generation of taxable income to allow the recoverability of the tax credits. Additionally, as a result of various tax reforms in Spain, has been limited the deductibility of interest and depreciation expenses, so additional tax credits have been generated, as described in note 8 of the anual accounts for 2013.

In the Annual Corporate Governance Report are detailed and specific actions organs that are used to detect measure, monitor and manage these risks.

4. USE OF FINANCIAL INSTRUMENTS

Promotora de Informaciones, S.A. arranges interest rate and exchange rate hedges when the market outlook so advises. According to the above, the Company has arranged interest rate hedges which establish interest rate caps.

5. TREASURY SHARES

At December 31, 2013, Promotora de Informaciones, S.A. held a total of 1,294,062 treasury shares, representing 0.123% of its share capital.

Treasury shares are valued at market price at December 31, 2013 (0.400 euros per share). The average acquisition price stood at 0.665 euros per share.

At December 31, 2013, the Company did not hold any shares on loan.

6. OUTLOOK

In 2013, Prisa continued to have differing performances between in its activities in Spain and Portugal and those in Latin America.
The media industry is highly sensitive to the performance of the main macroeconomic variables (GDP), consumer spending and, especially, the advertising cycle. Advertising in Spain and Portugal continued to perform negatively in 2013, although there has been a deceleration in the pace of decline since the second quarter in Spain and the main market sources suggest that there may be stability or even a slight growth in 2014.

Conversely, in Latin America, GDP performed positively and the countries where the Group operates recovered the pre-world crisis levels, although the Group has exposure to interest rate fluctuations and to the performance of those countries' macroeconomic parameters, including a potential decrease in consumer spending as a result of a slowdown in the pace of growth in the medium term.

Although the Prisa Group's exposure to advertising is limited as a result of diversification (only 19.1% of total revenues in 2013), the businesses that depend on this have a large percentage of fixed costs and the fall in advertising revenues has a significant effect on results, narrowing the Group's margins and worsening its cash position. In Spain, the Group's advertising revenues decreased by 2.4% in 2013, although there was an improvement during the year, which accelerated in the fourth quarter, with 12.3% growth (+5.2% in 3Q, -9.6% in 2Q and -15.7% 1Q). In Latin America, advertising revenues (26.6% of the Group's total) grew by 2.8%.

In 2013, Latin America accounted for 27.7% of the Group's revenues (3.4%) and 65.5% of EBITDA (+6.2%).

Prisa has other businesses that are less dependent on the economic cycle which continue to grow, especially in Latin America, such as textbooks, which accounted for 27.1% of the Group's total revenues and 57.7% of EBITDA in 2013. In Latin America, revenues rose by 4.1% in 2013 (+17.2% at constant exchange rates). The publishing business continues to focus on expanding the digital education systems, especially in countries such as Mexico, Colombia and Brazil. It had a negative performance in Spain in 2013 since there were few new releases. However, as a result of the new education reform which will enter into force in summer 2014, Santillana expects to increase revenues with the publication of new books.

Digital viewing grew significantly (83.7 million unique visitors at December 2013, i.e. +16.9% year-on-year). The company will continue to focus on increasing digital development in all its business units. Specifically, the press area will continue to focus on making as much profit as possible with the leadership of its newspapers such as El País and As not only in Spain but also in the Latin American market.

The pay TV revenues rose by 9.2% in 2013, although EBITDA declined by 84.5% due mainly to the new football operating model. Although this model substantially

improves the quality of the content, it also increases the costs, which must be offset in the long run through multidistribution sales to third parties and a necessary boost in the subscriber base. Subscriber numbers were hard hit by the general fall in consumer spending and the rise in VAT from 8% to 21%. Also, recently there has been intense competition since some operators have been subsidizing their pay TV offering and the competition in acquiring content has increased. All of this has impacted the business's profitability.

In this difficult economic situation in Spain and Portugal, Prisa has maintained a strict cost control policy. In 2013, apart from the football costs, all the operating expenses fell significantly. The Group will continue to reduce costs and adapt its production structures to business performance with the aim of maintaining its liquidity and profitability and keeping an appropriate position so that it can take advantage of the market recovery. The Group will be able to meet this challenge with a more stabilized financial position thanks to its recent debt restructuring signed in December 2013.